SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 February 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 20 February 2020 re: 2019 Full Year Results

2019 Results
News Release

Lloyds Banking Group plc

20 February 2020

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2019.

IFRS 16 and IAS 12 (further information in note 1 on page 48): The Group adopted IFRS 16 Leases from 1 January 2019 and as permitted elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; comparative information has not been restated. The Group implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously recognised in equity, is now reported within tax expense; comparatives have been restated.

Statutory basis: Statutory information is set out on pages 48 to 58. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.

- restructuring, including severance-related costs, the rationalisation of the non-branch property portfolio, the establishment of the Schroders partnership, the integration of MBNA and Zurich’s UK workplace pensions and savings business;

- volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

- payment protection insurance provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2019 to the year ended 31 December 2018, and the balance sheet analysis compares the Group balance sheet as at 31 December 2019 to the Group balance sheet as at 31 December 2018.

Segment information: The segment results have been restated to reflect the transfer of the Cardnet business from Retail into Commercial Banking and certain equities business from Commercial Banking into Central items. The underlying profit and statutory results at Group level are unchanged as a result of these restatements.

Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. Further information on these measures is set out on page 60.

RESULTS FOR THE FULL YEAR

“In 2019 the Group has continued to make significant strategic progress while delivering solid financial results in a challenging external market. The Group’s statutory performance was impacted by a substantial PPI charge related to the deadline for claims submission. Underlying performance was resilient, reflecting the health of our customer franchise and the strength of the business model.

The Group’s purpose is to Help Britain Prosper, underpinned by being the bank with the largest retail and commercial presence throughout the UK. In 2019 we helped around 23 per cent of first time buyers by lending £13.8 billion while also achieving our target of lending £18 billion to businesses across the UK. We have also targeted reducing the emissions we finance by more than 50 per cent by 2030, in line with the UK’s Net Zero Goal and the Paris Agreement.

Given our clear UK focus, our performance is inextricably linked to the health of the UK economy. Throughout 2019, UK economic performance has remained resilient in the face of significant political and economic uncertainty, supported by record employment, low interest rates and rising real wages. Although uncertainty remains given the ongoing negotiation of international trade agreements, there is now a clearer sense of direction and some signs of an improving outlook. We remain well placed to Help Britain Prosper, support our customers and deliver strong and sustainable returns for shareholders.”
António Horta-Osório
Group Chief Executive
Significant strategic progress and the right strategy in the current environment
In 2018 we launched our ambitious strategy to transform the Group for success in a digital world; over the last two years we have invested £2 billion in strategic initiatives and:
●
Invested in building a leading customer experience, including the Group’s unique Single Customer View, supporting the largest digital bank in the UK with 16.4 million digitally active customers and 10.7 million mobile app users, alongside the largest branch network in the UK
●
Enhanced comprehensive product range and maximised Group capabilities by launch of Schroders Personal Wealth
●
Continued to digitise the Group and transform ways of working

Solid financial performance
●
Underlying profit of £7.5 billion, down 7 per cent in a challenging external market
-
Net income of £17.1 billion, down 4 per cent, with stable average interest-earning banking assets of £435 billion, net interest margin of 2.88 per cent and other income down 5 per cent to £5.7 billion
-
Total costs of £8.3 billion further reduced by 5 per cent, driven by action to reduce operating costs, and lower remediation charges; market-leading cost:income ratio improved to 48.5 per cent with positive jaws of 1 per cent
-
Credit quality remains strong with net asset quality ratio of 29 basis points
●
Statutory profit after tax of £3.0 billion after £2.45 billion PPI charge and £1.4 billion tax expense in the year
●
Total ordinary dividend of 3.37 pence per share, up 5 per cent
●
Balance sheet strength maintained with free capital build of 86 basis points in the year (207 basis points pre-PPI charge) and CET1 ratio of 13.8 per cent after dividends
●
The Group is targeting an ongoing CET1 capital ratio of c.12.5 per cent plus a management buffer of c.1 per cent.
●
Sustainable growth in targeted segments including £1.0 billion in UK Motor Finance, £0.3 billion in SME and £3.2 billion in Retail current accounts, as well as growth of £3.5 billion in the open mortgage book, including the Tesco acquisition
●
Underlying return on tangible equity remains strong at 14.8 per cent with statutory return on tangible equity at 7.8 per cent, largely driven by the PPI charge

Guidance for 2020 reflects the Group’s confidence in the business model and future performance
●
Net interest margin of 2.75 to 2.80 per cent
●
Operating costs to be less than £7.7 billion with the cost:income ratio lower than in 2019
●
Net asset quality ratio expected to be less than 30 basis points
●
Capital build expected to be within the Group’s ongoing guidance range of 170 to 200 basis points per year and risk-weighted assets to be broadly in line with 2019
●
Expect increased statutory return on tangible equity of 12 to 13 per cent, driven by resilient underlying profit and lower below the line charges

INCOME STATEMENT − UNDERLYING BASIS

	2019	2018	Change
	£m	£m	%

Net interest income	12,377	12,714	(3)
Other income	5,732	6,010	(5)
Operating lease depreciation	(967)	(956)	(1)
Net income	17,142	17,768	(4)
Operating costs	(7,875)	(8,165)	4
Remediation	(445)	(600)	26
Total costs	(8,320)	(8,765)	5
Trading surplus	8,822	9,003	(2)
Impairment	(1,291)	(937)	(38)
Underlying profit	7,531	8,066	(7)
Restructuring	(471)	(879)	46
Volatility and other items	(217)	(477)	55
Payment protection insurance provision	(2,450)	(750)
Statutory profit before tax	4,393	5,960	(26)
Tax expense1	(1,387)	(1,454)	5
Statutory profit after tax1	3,006	4,506	(33)

Earnings per share	3.5p	5.5p	(36)
Dividends per share – ordinary	3.37p	3.21p	5
Share buyback value	–	£1.1bn

Banking net interest margin	2.88%	2.93%	(5)bp
Average interest-earning banking assets	£435bn	£436bn	–
Cost:income ratio	48.5%	49.3%	(0.8)pp
Asset quality ratio	0.29%	0.21%	8bp
Underlying return on tangible equity	14.8%	15.5%	(0.7)pp
Return on tangible equity	7.8%	11.7%	(3.9)pp

KEY BALANCE SHEET METRICS

	At 31 Dec	At 31 Dec	Change
	2019	2018	%

Loans and advances to customers2	£440bn	£444bn	(1)
Customer deposits3	£412bn	£416bn	(1)
Loan to deposit ratio	107%	107%	–
Capital build4	86bp	210bp	(124)bp
Pro forma CET1 ratio5	13.8%	13.9%	(0.1)pp
Pro forma transitional MREL ratio5	32.6%	32.6%	–
Pro forma UK leverage ratio5	5.2%	5.6%	(0.4)pp
Pro forma risk-weighted assets5	£203bn	£206bn	(1)
Tangible net assets per share	50.8p	53.0p	(2.2)p

1	2018 restated to reflect amendments to IAS 12, see basis of presentation.
2	Excludes reverse repos of £54.6 billion (31 December 2018: £40.5 billion).
3	Excludes repos of £9.5 billion (31 December 2018: £1.8 billion).
4
Capital build is reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent first quarter period and is also reported before accruing for ordinary dividends, the cancellation of the remaining 2019 share buyback and the acquisition of Tesco Bank’s UK prime residential mortgage portfolio.

5
The CET1, MREL, leverage ratios and risk-weighted assets at 31 December 2019 and 31 December 2018 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent first quarter period. The pro forma CET1 ratio at 31 December 2018 incorporates the effects of the share buyback announced in February 2019 and is reported post dividend accrual.

QUARTERLY INFORMATION

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended	ended	ended	ended
	31 Dec	30 Sept	30 June	31 Mar	31 Dec	30 Sept	30 June	31 Mar
	2019	2019	2019	2019	2018	2018	2018	2018
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,102	3,130	3,062	3,083	3,170	3,200	3,173	3,171
Other income	1,267	1,315	1,594	1,556	1,400	1,486	1,713	1,411
Operating lease depreciation	(236)	(258)	(254)	(219)	(225)	(234)	(245)	(252)
Net income	4,133	4,187	4,402	4,420	4,345	4,452	4,641	4,330
Operating costs	(2,058)	(1,911)	(1,949)	(1,957)	(2,151)	(1,990)	(2,016)	(2,008)
Remediation	(219)	(83)	(123)	(20)	(234)	(109)	(197)	(60)
Total costs	(2,277)	(1,994)	(2,072)	(1,977)	(2,385)	(2,099)	(2,213)	(2,068)
Trading surplus	1,856	2,193	2,330	2,443	1,960	2,353	2,428	2,262
Impairment	(341)	(371)	(304)	(275)	(197)	(284)	(198)	(258)
Underlying profit	1,515	1,822	2,026	2,168	1,763	2,069	2,230	2,004
Restructuring	(191)	(98)	(56)	(126)	(267)	(235)	(239)	(138)
Volatility and other items	122	126	(126)	(339)	(270)	(17)	(16)	(174)
Payment protection insurance provision	–	(1,800)	(550)	(100)	(200)	–	(460)	(90)
Statutory profit before tax	1,446	50	1,294	1,603	1,026	1,817	1,515	1,602
Tax expense1	(427)	(288)	(269)	(403)	(260)	(394)	(369)	(431)
Statutory profit (loss) after tax1	1,019	(238)	1,025	1,200	766	1,423	1,146	1,171

Banking net interest margin	2.85%	2.88%	2.89%	2.91%	2.92%	2.93%	2.93%	2.93%
Average interest-earning banking assets	£437bn	£435bn	£433bn	£433bn	£436bn	£435bn	£436bn	£437bn

Cost:income ratio	55.1%	47.6%	47.1%	44.7%	54.9%	47.1%	47.7%	47.8%

Asset quality ratio	0.30%	0.33%	0.27%	0.25%	0.18%	0.25%	0.18%	0.23%
Gross asset quality ratio	0.39%	0.40%	0.38%	0.30%	0.30%	0.30%	0.26%	0.27%

Underlying return on tangible equity	12.2%	14.3%	15.6%	17.0%	13.6%	15.9%	17.3%	15.4%
Return on tangible equity	11.0%	(2.8)%	10.5%	12.5%	7.8%	14.8%	11.9%	12.3%

Loans and advances to customers2	£440bn	£447bn	£441bn	£441bn	£444bn	£445bn	£442bn	£445bn
Customer deposits3	£412bn	£419bn	£418bn	£417bn	£416bn	£422bn	£418bn	£413bn
Loan to deposit ratio	107%	107%	106%	106%	107%	105%	106%	108%
Pro forma risk-weighted assets4	£203bn	£209bn	£207bn	£208bn	£206bn	£207bn	£207bn	£211bn
Tangible net assets per share	50.8p	52.0p	53.0p	53.4p	53.0p	51.3p	52.1p	52.3p

1	Comparatives for 2018 restated to reflect amendments to IAS 12, see basis of presentation.
2	Excludes reverse repos.
3	Excludes repos.
4	Risk-weighted assets at 30 June 2018 are reported on a pro forma basis reflecting the sale of the Irish mortgage portfolio.

BALANCE SHEET ANALYSIS

	At 31 Dec	At 30 Sept		At 30 June		At 31 Dec
	2019	2019	Change	2019	Change	2018	Change
	£bn	£bn	%	£bn	%	£bn	%
Loans and advances to customers
Open mortgage book	270.1	271.0	–	264.9	2	266.6	1
Closed mortgage book	18.5	19.1	(3)	19.8	(7)	21.2	(13)
Credit cards	17.7	17.7	–	17.7	–	18.1	(2)
UK Retail unsecured loans	8.4	8.4	–	8.2	2	7.9	6
UK Motor Finance	15.6	15.6	–	15.5	1	14.6	7
Overdrafts	1.3	1.3	–	1.2	8	1.3	–
Retail other1	9.0	9.2	(2)	9.0	–	8.6	5
SME2	32.1	32.4	(1)	32.3	(1)	31.8	1
Mid Markets3	29.1	30.7	(5)	30.6	(5)	31.7	(8)
Global Corporates and Financial Institutions	30.8	33.7	(9)	34.7	(11)	34.4	(10)
Commercial Banking other	5.2	5.2	–	4.3	21	4.3	21
Wealth	0.9	0.9	–	0.9	–	0.9	–
Central items	1.7	2.0	(15)	1.9	(11)	3.0	(43)
Loans and advances to customers4	440.4	447.2	(2)	441.0	–	444.4	(1)

Customer deposits
Retail current accounts	76.9	76.1	1	76.0	1	73.7	4
Commercial current accounts2,5	34.9	34.6	1	34.0	3	34.9	–
Retail relationship savings accounts	144.5	144.3	–	144.4	–	145.9	(1)
Retail tactical savings accounts	13.3	14.1	(6)	15.3	(13)	16.8	(21)
Commercial deposits2,6	127.6	135.8	(6)	133.2	(4)	130.1	(2)
Wealth	13.7	13.6	1	13.8	(1)	14.1	(3)
Central items	0.9	0.7	29	0.9	–	0.8	13
Total customer deposits7	411.8	419.2	(2)	417.6	(1)	416.3	(1)

Total assets8	833.9	858.5	(3)	822.2	1	797.6	5
Total liabilities8	786.1	810.4	(3)	773.2	2	747.4	5

Shareholders’ equity	41.7	42.5	(2)	43.4	(4)	43.4	(4)
Other equity instruments	5.9	5.4	9	5.4	9	6.5	(9)
Non-controlling interests	0.2	0.2	–	0.2	–	0.3	(33)
Total equity	47.8	48.1	(1)	49.0	(2)	50.2	(5)

Ordinary shares in issue, excluding own shares	70,031m	70,007m	–	70,740m	(1)	71,149m	(2)

1	Primarily Europe.
2	Includes Retail Business Banking.
3	Includes Mid Corporates (31 December 2019: £5.3 billion; 30 September 2019: £5.2 billion; 30 June 2019: £5.4 billion; 31 December 2018: £5.8 billion)
4	Excludes reverse repos.
5	Primarily non-interest-bearing Commercial Banking current accounts.
6	Primarily Commercial Banking interest-bearing accounts.
7	Excludes repos.
8	The adoption of IFRS 16 on 1 January 2019 resulted in the recognition of a right-of-use asset of £1.7 billion and lease liabilities of £1.8 billion.
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GROUP CHIEF EXECUTIVE’S STATEMENT

In 2019 the Group has continued to deliver for customers while making significant strategic progress and delivering a solid financial performance in a challenging external market. While it is disappointing that this was impacted by the additional PPI charge in the year, as a result of this performance, the Board has been able to recommend an increased total ordinary dividend of 3.37 pence per share.

In February 2018 we announced an ambitious plan to transform the Group for success in a digital world, supported by over £3 billion of strategic investment. We are now two-thirds of the way through the plan and have made significant progress in further digitising the Group, enhancing customer experience, maximising our capabilities as an integrated financial services provider and transforming the way we work.

We have made significant progress in our customer proposition. For example, our unique Single Customer View capability provides customers with the ability to view their pensions and long-term savings products alongside their banking products. Insurance and Wealth has seen strong growth in life and pensions sales, driven by new members in existing workplace schemes, increased auto enrolment workplace contributions and bulk annuities. In partnership with Schroders, during the third quarter of 2019 we launched Schroders Personal Wealth, with the ambition of becoming a top three financial planning business by the end of 2023. Also in the third quarter, the Group announced the acquisition of Tesco Bank’s prime UK residential mortgage portfolio, which complements our organic strategy.

Historic conduct issues remain disappointing but we continue to be focused on doing the right thing for our customers. The Group is fully committed to implementing all of the recommendations contained within Sir Ross Cranston’s report relating to HBOS Reading and ensuring that victims of the HBOS Reading fraud have their claims assessed in an open and transparent manner. We have apologised to those impacted and are determined to put things right.

Given our clear UK focus, our performance is inextricably linked to the health of the UK economy. During 2019, UK economic performance has remained resilient in the face of significant political and economic uncertainty, supported by record employment, low interest rates and rising real wages. Although uncertainty remains given the ongoing negotiation of international trade agreements, there is now a clearer sense of direction and we remain well placed to Help Britain Prosper, support our customers and deliver strong and sustainable returns for shareholders.

Financial performance

Statutory profit before tax of £4.4 billion was 26 per cent lower than 2018 and earnings per share at 3.5 pence was down 36 per cent, due to the PPI charge of £2.45 billion in 2019 (2018: £0.75 billion). Underlying profit of £7.5 billion was down 7 per cent on 2018, reflecting continued revenue pressure and higher impairments partly offset by lower total costs. Our relentless focus on cost efficiency has led to a reduction in operating costs, where we enhanced our guidance twice during 2019. This was achieved whilst increasing strategic investment and our net promoter scores. Our cost:income ratio improved again to 48.5 per cent. Credit quality remains strong with the Group’s net asset quality ratio of 29 basis points in line with the target of less than 30 basis points, despite two material corporate cases.

Loans and advances decreased by £4 billion to £440 billion. The acquisition of Tesco Bank’s prime UK residential mortgage portfolio, as well as organic growth in targeted segments including SME and UK Motor Finance, was more than offset by continued reductions in the closed mortgage book and lower balances in Mid Markets and Global Corporates. The reduction in Commercial balances is due to continued optimisation of the portfolio as we actively address low risk-adjusted return relationships.

The Group is strongly capital generative, although this has been impacted by PPI in 2019. Given our strong capital position at the year end, the Board has recommended a final ordinary dividend of 2.25 pence per share, bringing the total ordinary dividend for the year to 3.37 pence per share. This represents an increase of 5 per cent on 2018 and is in line with our progressive and sustainable ordinary dividend policy. The Group’s capital position remains strong with a pro forma CET1 ratio of 13.8 per cent after allowing for ordinary dividends.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Strategic progress

The Group’s ambitious three year strategic plan was launched in February 2018 and we are on track to achieve our targeted strategic outcomes. We have made significant progress in transforming the Group for success in a digital world and, in line with our commitment to invest more than £3 billion over the period, have invested £2 billion to date across our four strategic pillars.

In addition to completing the third stage of our strategic plan, in 2020 we will also begin to consider the next phase of our journey. Work will begin at pace in the summer on the new strategic plan, which we expect to announce in February 2021, along with updated longer-term financial targets. This work will take into account a wide range of factors, including the evolving external environment, emerging changes across society and changing expectations of how companies should respond to such challenges.

Leading customer experience
We continue to believe that our customers’ evolving needs are best served through a multi-brand, multi-channel strategy. We operate the UK’s largest digital bank and are also committed to maintaining the UK’s largest branch network and delivering personalised, data-driven customer propositions. We have continued to develop our digital proposition and our market leading digitally-active customer base increased again to 16.4 million, of which 10.7 million are active on their mobile banking app. We have also launched a range of new features that enable our customers to be more in control of their finances, including the ability to change address and search bank statements via the mobile app. While we now originate 75 per cent of products digitally, we believe that the branch network is vital for meeting our customers’ complex needs, and our customer-facing colleagues in branch now spend around 50 per cent of their time doing this (up from 45 per cent in 2017). We maintain the largest branch network while trialling new branch formats. In 2019 we opened our latest flagship Bank of Scotland branch in Glasgow, and launched Home by Halifax, an innovative store in London dedicated to supporting customers in buying their homes. We are also using our deep understanding of our diverse customer base to drive growth through tailored propositions such as Club Lloyds and the Halifax Prize Draw, leveraging our multi-brand business model.

Digitising the Group
Investment in technology remains a key strategic priority for the Group and enables us to improve the experience of our customers and colleagues. Technology spend now represents 19 per cent of operating costs and having introduced the use of automation for simple, repetitive tasks, we have now created over 1 million cumulative hours of colleague capacity. Virtual assistants are currently managing up to 5,000 customer conversations daily, with customer satisfaction increasing by more than 10 points. In addition, around 25 per cent of queries are handled without being passed to a colleague, a trend that is expected to increase further. These investments deliver a more efficient, scalable and flexible infrastructure and underpin the continuous improvement of our products and services for our customers’ benefit. In enhancing our capabilities and accelerating our transformation, we are working in collaboration with a number of fintech providers and we continue to monitor opportunities in this space. In Commercial Banking we have launched a cash management and payments API which allows clients to send faster payments directly from their systems without human intervention and reducing payment times to 1.5 seconds. In addition, transformation has now covered around 55 per cent of our cost base, up from just from 12 per cent at the end of 2017 and on track to achieve our GSR 3 target of 70 per cent by the end of 2020.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Maximising Group capabilities
We have continued to build on our Open Banking proposition, which is available to all of our digital customers. Open Banking launched for current accounts in 2018 and we were the first in the market to extend this functionality to both savings products and credit cards in 2019. In addition, our unique Single Customer View capability, which enables customers to view all of the pension and long-term savings that they hold with the Group alongside their banking products, is now available to more than five million customers. As the sole integrated UK banking and insurance provider, this is a unique capability. In addition, within Insurance and Wealth we have exceeded our goal of attracting over 1 million new pension customers, a year ahead of our original target. We have also launched Schroders Personal Wealth to the market, with the ambition of becoming a top three financial planning business by end of 2023. We have continued to make progress towards the target of growing open book assets under administration by £50 billion by the end of 2020, with cumulative net growth of £37 billion since 2018. In Commercial Banking, we have continued to invest in the UK economy and over 900 manufacturing apprentices, graduates and engineers have been trained since 2018 as a result of the £1 million annual investment in the Lloyds Bank Advanced Manufacturing Centre. Commercial Banking has supported Insurance and Wealth by sourcing £0.6 billion of new long-term assets to support 5 new bulk annuity transactions.

Transforming ways of working
Our colleagues remain critical to our success and we are making our biggest ever investment in people with a focus on ensuring that we are able to continue to attract, develop and retain the talent and capabilities we will need in the future. We have significantly increased the ‘skills of the future’ training delivered to our colleagues to a cumulative 3.2 million hours since 2018, putting us well on track to meet our target of 4.4 million hours by the end of the plan period. Related to this, around 33 per cent of change is now delivered using Agile methodologies. We have also hired over 1,200 colleagues across critical areas such as engineering, data science and cyber security, in line with our plan to treble strategic hiring compared to 2018 and enabling the Group to reduce the use of external resource.

Helping Britain Prosper Plan
We are committed to the long-term success of the UK with our purpose of Helping Britain Prosper. This is why we launched our Helping Britain Prosper Plan in 2014 which also underpins our environmental, social and governance efforts. For 2019 we met 20 out of 22 objectives of the Plan, and some key achievements are outlined below.

The Group is committed to helping customers to buy a home. In 2019 we lent £13.8 billion to first time buyers across the UK including through innovative products like our Lloyds Bank Lend a Hand and Halifax Family Boost mortgages. We have also increased net lending to start-ups, SMEs and Mid Market customers to £3.4 billion since 2018 together with achieving our target of lending £18 billion to UK businesses in 2019.

We are working hard to help people save for the future and in 2019 in partnership with Schroders, we launched Schroders Personal Wealth. Our open book assets under administration have increased by £37 billion since the start of the current strategic plan. More generally, our banking savings range operates transparent pricing for all, with customers able to upgrade their accounts online with one click when better products become available.

The Group is committed to helping the UK transition to a sustainable, low carbon economy. Over the last five years we have raised over £2.8 billion in green bonds for UK corporate issuers, more than any other UK financial services company. We have also supported renewable energy projects that power the equivalent of 5.1 million homes.

As we look forward, we want to play our part in tackling climate change and we have targeted working with our customers, government and the market to help reduce the emissions we finance by more than 50 per cent by 2030, in line with the UK’s Net Zero Goal and the Paris Agreement. We are one of the first organisations in the world to commit to all three of The Climate Group’s ambitious sustainability initiatives, which aim to speed up the transition to a low carbon economy by committing to source 100 per cent of our electricity from renewable sources, improve energy productivity and transition to electric vehicles.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

The Group was the first FTSE100 company to establish targets for championing diversity within its business and we now have 36.8 per cent of senior roles held by women, up almost 8 percentage points since 2014 and we continue to aim to meet our target of 40 per cent by the end of 2020. With 10.2 per cent of roles across the Group held by Black, Asian and Minority Ethnic (BAME) colleagues, we have exceeded our 2020 target of 10 per cent.

We have also helped over 700,000 individuals, small businesses and charities to develop digital skills in 2019 and we are on track for our target of 1.8 million by 2020. Our Digital Knowhow workshops have also helped thousands of organisations learn how to avoid fraud and take advantage of digital marketing techniques.

Our colleagues have also taken an active role in supporting good causes, including raising over £11 million for Mental Health UK over a two year period, as well as volunteering 246,000 hours of their time through our Day to Make a Difference initiative.

In addition, the Group has paid £2.9 billion tax in 2019 and we are proud to be the largest corporate tax payer in the UK.

We have today issued a separate presentation on our approach to environmental, social and governance issues, which can be found on the Group’s external website.

Outlook

Over 2019, UK economic performance has remained resilient in the face of significant political and economic uncertainty, supported by record employment, low interest rates and rising real wages. Although uncertainty remains given the ongoing negotiation of international trade agreements and the rate outlook remains challenging, there is now a clearer sense of direction and we remain well placed to Help Britain Prosper, support our customers and deliver strong and sustainable returns for shareholders. The Group’s confidence in the business model and future performance is reflected in our guidance for 2020:
●
Net interest margin of 2.75 to 2.80 per cent
●
Operating costs to be less than £7.7 billion with the cost:income ratio lower than in 2019
●
Net asset quality ratio expected to be less than 30 basis points
●
Capital build expected to be within the Group’s ongoing guidance range of 170 to 200 basis points per year and risk-weighted assets to be broadly in line with 2019
●
Expect increased statutory return on tangible equity of 12 to 13 per cent, driven by resilient underlying profit and lower below the line charges

The Group faces the future with confidence. As a result, we will continue to target a progressive and sustainable ordinary dividend. In 2020, the Group will also commence paying dividends quarterly, accelerating payments to shareholders, with the first dividend being paid in June 2020.

SUMMARY OF GROUP RESULTS

Solid financial performance
The Group’s statutory profit after tax was £3,006 million, 33 per cent lower than in 2018 with resilient underlying profit partly offset by the significant payment protection insurance (PPI) charge of £2,450 million taken in the year. The statutory return on tangible equity was 7.8 per cent.

Trading surplus was resilient at £8,822 million (2018: £9,003 million) with lower net income partly offset by the Group’s continued progress in delivering cost reductions. Underlying profit was £7,531 million compared to £8,066 million in 2018, reflecting lower net income and higher impairment charges, partly offset by the Group’s strong cost performance. The Group’s market-leading underlying return on tangible equity was 14.8 per cent.

The Group’s balance sheet remains strong with lending growth in the open mortgage book as well as targeted segments, including SME and UK Motor Finance. This was more than offset by lower balances in Mid Markets and Global Corporates, primarily as a result of the optimisation of the Commercial portfolio, as well as continued reductions in the closed mortgage book. The Group’s capital position remains strong with a pro forma CET1 ratio of 15.0 per cent pre dividend accrual and 13.8 per cent post dividend.

The Group is strongly capital generative and although this has been impacted by PPI in 2019, the Board has recommended a final ordinary dividend of 2.25 pence per share, making a total ordinary dividend of 3.37 pence per share, an increase of 5 per cent on 2018 and in line with our progressive and sustainable ordinary dividend policy.

Net income

	2019	2018	Change
	£m	£m	%

Net interest income	12,377	12,714	(3)
Other income excluding Vocalink gain on sale	5,682	6,010	(5)
Vocalink gain on sale	50	–
Other income	5,732	6,010	(5)
Operating lease depreciation1	(967)	(956)	(1)
Net income	17,142	17,768	(4)

Banking net interest margin	2.88%	2.93%	(5)bp
Average interest-earning banking assets	£434.7bn	£436.0bn	–

1	Net of profits on disposal of operating lease assets of £41 million (2018: £60 million).

Net income of £17,142 million was 4 per cent lower than in 2018, reflecting lower net interest income and other income, while operating lease depreciation increased by 1 per cent.

Net interest income of £12,377 million was down 3 per cent with a slightly lower net interest margin and stable average interest-earning banking assets. Net interest margin reduced in line with guidance to 2.88 per cent, with the benefit of lower deposit costs, higher Retail current account balances and a benefit from aligning credit card terms, more than offset by continued pressure on asset margins, particularly in the mortgage market.

Average interest-earning banking assets at £434.7 billion were stable, with growth in targeted segments, in particular SME (£0.3 billion) and UK Motor Finance (£1.4 billion), more than offset by lower balances in the closed mortgage book (£2.5 billion) and the effect of the sale of the Irish mortgage portfolio in the first half of 2018 (£1.6 billion).

SUMMARY OF GROUP RESULTS (continued)

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 December 2019 the Group’s structural hedge had a nominal balance of £179 billion (31 December 2018: £180 billion) and an average duration of around three years (31 December 2018: around four years). The Group generated £2.7 billion of income from the structural hedge balances in 2019 (2018: £2.7 billion). Within this, the benefit from the hedge in the year was £1.1 billion over LIBOR (2018: £1.4 billion) with a fixed earnings rate of approximately 0.7 per cent over LIBOR (2018: 0.7 per cent).

Other income at £5,732 million decreased by 5 per cent with healthy growth in new business in Insurance and Wealth more than offset by lower other income in Commercial Banking and Retail. Insurance and Wealth continued to perform well reflecting growth in workplace pensions new business from increased auto enrolment contributions in the first half of 2019 and higher general insurance income, net of claims. Insurance and Wealth other income also includes the benefit from the change in investment management provider taken in the first half of 2019 and longevity assumption change benefits. Commercial Banking was impacted by more subdued levels of client activity given challenging external conditions particularly in large corporate markets and Retail other income was impacted by a lower Lex fleet size. Other income includes a gain of £185 million on the sale of £8 billion of gilts and other liquid assets, compared with a £270 million gain on sale of such assets in 2018.

Operating lease depreciation increased by 1 per cent reflecting some weakening in used car prices through the first three quarters of 2019, partly offset by a lower fleet size.

Total costs

	2019	2018	Change
	£m	£m	%

Operating costs	7,875	8,165	4
Remediation	445	600	26
Total costs	8,320	8,765	5

Business as usual costs1	5,478	5,836	6

Cost:income ratio	48.5%	49.3%	(0.8)pp

1	2018 Business as usual costs are adjusted to reflect the impact of applying IFRS 16. Excluding the impact of IFRS 16 business as usual costs in 2018 were £6,048 million.

Total costs of £8,320 million were 5 per cent lower than in 2018, driven by the reduction in both operating costs and remediation charges.

Operating costs of £7,875 million were 4 per cent lower with a 6 per cent reduction in business as usual costs, largely driven by increased efficiency from digitalisation and process improvements, in parallel with strategic investment of £1.0 billion in the business, up 6 per cent in the year. During 2019 the Group capitalised around £1.5 billion of investment spend, of which around £1.0 billion related to intangible assets. Total capitalised spend was equivalent to around 60 per cent of above the line investment, in line with 2018.

Remediation charges of £445 million, including additional charges of £219 million in the fourth quarter of 2019 relating to a number of items across existing programmes, were significantly lower than the £600 million in 2018.

The Group’s market-leading cost:income ratio continues to provide a competitive advantage and further strengthened to 48.5 per cent with positive jaws of 1 per cent.

The Group expects operating costs in 2020 to be less than £7.7 billion with the cost:income ratio lower than in 2019.

SUMMARY OF GROUP RESULTS (continued)

Impairment

	2019	2018	Change
	£m	£m	%

Impairment charge	1,291	937	(38)
Asset quality ratio	0.29%	0.21%	8bp
Gross asset quality ratio	0.37%	0.28%	9bp

	At 31 Dec	At 31 Dec
	20191	20181
	%	%	Change

Stage 2 loans and advances to customers as % of total	7.7	7.8	(0.1)pp
Stage 2 ECL2 allowances as % of Stage 2 drawn balances	3.7	4.1	(0.4)pp

Stage 3 loans and advances to customers as a % of total	1.8	1.9	(0.1)pp
Stage 3 ECL2 allowances as % of Stage 3 drawn balances	22.5	24.3	(1.8)pp

Total ECL2 allowances as % of drawn balances	0.8	0.9	(0.1)pp

1	Underlying basis.
2	Expected credit loss.

Credit quality remains strong with a net asset quality ratio of 29 basis points and a gross asset quality ratio of 37 basis points compared with 21 basis points and 28 basis points respectively in 2018. The impairment charge increased to £1,291 million with the increase primarily driven by two material corporate cases in Commercial Banking, along with some weakening in used car prices in Black Horse.

The Group’s loan portfolios continue to be well positioned, reflecting the Group’s prudent, through the cycle approach to credit risk, and benefiting from continued low interest rates and a resilient UK economy.

Overall credit performance in the secured book remains strong with the average mortgage loan to value increasing slightly to 44.9 per cent (31 December 2018: 44.3 per cent). New business average loan to value was 64.3 per cent and 88 per cent of the portfolio has a loan to value ratio of less than 80 per cent. New to arrears as a proportion of the total book remains low in both the secured and unsecured books. In Commercial Banking, the book continues to benefit from low interest rates and effective risk management, including a prudent approach to vulnerable sectors.

The Group’s outlook and IFRS 9 base case economic scenario used to calculate expected credit loss (ECL) have remained broadly stable throughout 2019, reflecting an orderly exit of the UK from the European Union. During 2019 the Group made small improvements to its economic scenario modelling. The Group’s ECL allowance continues to reflect a probability-weighted view of future economic scenarios including a 30 per cent weighting of downside and a 10 per cent weighting of severe downside.

Stage 2 loans and advances to customers as a proportion of total lending reduced by 0.1 percentage points to 7.7 per cent, whilst Stage 3 loans and advances fell by the same amount to 1.8 per cent. The Group’s coverage of Stage 2 assets reduced by 0.4 percentage points to 3.7 per cent, reflecting a number of model refinements, including an enhanced approach to loan amortisation in the Commercial Banking portfolio. Coverage of Stage 3 assets reduced by 1.8 percentage points to 22.5 per cent largely as a result of the improved performance of mortgage cases in long-term default, and a change in the mix of Commercial assets due to a combination of write-offs and the transfer in of cases with lower likelihood of net loss. The Group’s total underlying ECL at 31 December 2019 was £4.2 billion and broadly stable compared to prior year (31 December 2018: £4.4 billion). Total ECL allowances as a percentage of drawn balances fell slightly to 0.8 per cent. The Group expects the 2020 net asset quality ratio to be less than 30 basis points.

SUMMARY OF GROUP RESULTS (continued)

Statutory profit

	2019	2018	Change
	£m	£m	%

Underlying profit	7,531	8,066	(7)
Restructuring	(471)	(879)	46
Volatility and other items
Market volatility and asset sales	126	(50)
Amortisation of purchased intangibles	(68)	(108)	37
Fair value unwind and other	(275)	(319)	14
	(217)	(477)	55
Payment protection insurance provision	(2,450)	(750)
Statutory profit before tax	4,393	5,960	(26)
Tax expense1	(1,387)	(1,454)	5
Statutory profit after tax1	3,006	4,506	(33)

Earnings per share	3.5p	5.5p	(36)
Return on tangible equity	7.8%	11.7%	(3.9)pp

1	Comparatives restated to reflect amendments to IAS12, see basis of presentation.

Further information on the reconciliation of underlying to statutory results is included on page 24.

The Group’s statutory profit after tax was £3,006 million, 33 per cent lower than in 2018 with resilient underlying profit partly offset by the PPI charge. The return on tangible equity was 7.8 per cent (2018: 11.7 per cent) and earnings per share was 3.5 pence (2018: 5.5 pence).

Restructuring costs of £471 million were down 46 per cent, primarily reflecting the completion of both the integration of MBNA and the ring-fencing programme, which were partially offset by costs associated with establishing the Schroders Personal Wealth joint venture.

Market volatility and asset sales of £126 million included adverse movements in banking volatility, a gain on the establishment of the Schroders Personal Wealth joint venture as well as the one-off charge for exiting the Standard Life Aberdeen investment management agreement taken in the first half of 2019. In 2018 market volatility and asset sales included a loss on sale of the Irish mortgage portfolio and an adjustment to past service pension liability.

The decrease in amortisation of purchased intangibles to £68 million (2018: £108 million) and fair value unwind and other items to £275 million (2018: £319 million) were driven by a number of assets fully amortising in 2018 and the run down of the subordinated liabilities acquired during the HBOS acquisition.

The PPI provision charge of £2,450 million was largely due to the significant increase in PPI information requests (PIRs) leading up to the deadline for submission of claims on 29 August 2019, and also reflects costs relating to complaints received from the Official Receiver as well as administration costs. An initial review of around 60 per cent of the five million PIRs received in the run-up to the PPI deadline has been undertaken, with the conversion rate remaining low, and consistent with the provision assumption of around 10 per cent. The Group has also reached final agreement with the Official Receiver. The unutilised provision at 31 December 2019 was £1,578 million.

SUMMARY OF GROUP RESULTS (continued)

Taxation
The tax expense was £1,387 million (2018: £1,454 million) representing an effective tax rate of 32 per cent (2018: 24 per cent). This reflected the increase in non-deductible conduct provision charges in relation to PPI, partially offset by the release of a deferred tax liability.

The Group continues to expect a medium term effective tax rate around 25 per cent, although this is likely to be lower in 2020 if the UK’s corporate tax rate remains unchanged, given a revaluation of the Group’s deferred tax assets.

Return on tangible equity
The underlying return on tangible equity was 14.8 per cent, primarily reflecting resilient underlying profit and slightly lower average tangible equity. The statutory return on tangible equity was 7.8 per cent and was impacted by PPI.

In 2020, the Group expects an increased statutory return on tangible equity of 12 to 13 per cent, driven by resilient underlying profit and lower below the line charges.

Balance sheet

	At 31 Dec	At 31 Dec	Change
	2019	2018	%

Loans and advances to customers1	£440bn	£444bn	(1)
Customer deposits2	£412bn	£416bn	(1)
Loan to deposit ratio	107%	107%	–

Wholesale funding	£128bn	£123bn	4
Wholesale funding <1 year maturity	£43bn	£33bn	31
Of which money-market funding <1 year maturity3	£22bn	£21bn	5
Liquidity coverage ratio - eligible assets4	£131bn	£126bn	4
Liquidity coverage ratio5	137%	128%	9pp

1	Excludes reverse repos of £54.6 billion (31 December 2018: £40.5 billion).
2	Excludes repos of £9.5 billion (31 December 2018: £1.8 billion).
3	Excludes balances relating to margins of £4.2 billion (31 December 2018: £3.8 billion) and settlement accounts of £1.9 billion (31 December 2018: £1.2 billion).
4	Eligible assets are calculated as a simple average of month end observations over the previous 12 months.
5	The Liquidity coverage ratio is calculated as a simple average of month end observations over the previous 12 months

Loans and advances to customers were £440 billion (31 December 2018: £444 billion). Growth in the open mortgage book and targeted segments including SME and Motor Finance, was more than offset by continued reductions in the closed mortgage book and lower balances in Mid Markets and Global Corporates. Commercial Banking has continued to optimise its portfolio in challenging market conditions, maintaining a strong focus on risk-weighted asset reduction and actively addressing low risk-adjusted returning client relationships. In line with the Group’s expectations, the open mortgage book grew by £3.5 billion driven by the acquisition of Tesco Bank’s UK prime residential mortgage portfolio and was broadly flat excluding the acquisition.

The Group continues to optimise funding and target current account balance growth, with Retail current accounts up 4 per cent at £76.9 billion (31 December 2018: £73.7 billion). The loan to deposit ratio was flat at 107 per cent.

Wholesale funding increased by 4 per cent to £128 billion (31 December 2018: £123 billion) in part as a result of refinancing Funding for Lending Scheme maturities in the year. The proportion maturing in less than one year increased by 31 per cent to £43.4 billion (31 December 2018: £33.1 billion) due to higher term funding maturities in 2020. The Group’s liquidity position continues to exceed the regulatory minimum and internal risk appetite.

SUMMARY OF GROUP RESULTS (continued)

Capital

	At 31 Dec	At 31 Dec	Change
	2019	2018	%

Capital build1	86bp	210bp	(124)bp
Pro forma CET1 ratio2	13.8%	13.9%	(0.1)pp
CET1 ratio	13.6%	14.6%	(1.0)pp
Pro forma transitional total capital ratio2	21.5%	23.1%	(1.6)pp
Pro forma transitional MREL ratio2	32.6%	32.6%	–
Pro forma UK leverage ratio2	5.2%	5.6%	(0.4)pp
Pro forma risk-weighted assets2	£203bn	£206bn	(1)

Shareholders' equity	£42bn	£43bn	(4)
Tangible net assets per share	50.8p	53.0p	(2.2)p

1
Capital build is reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent first quarter period and is also reported before accruing for ordinary dividends, the cancellation of the remaining 2019 share buyback and the acquisition of Tesco Bank’s UK prime residential mortgage portfolio.

2
The CET1, total, MREL, leverage ratios and risk-weighted assets at 31 December 2019 and 31 December 2018 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent first quarter period. The pro forma CET1 ratio at 31 December 2018 incorporates the effects of the share buyback announced in February 2019 and is reported post dividend accrual.

The Group’s capital position remains strong with the pro forma CET1 capital ratio increasing to 15.0 per cent pre dividend accrual. After accruing 123 basis points for the ordinary dividend, the pro forma CET1 ratio stands at 13.8 per cent.

A summary of the CET1 capital build is set out in the table below.

Pro forma CET1 ratio at 31 December 2018	13.9%
Banking business underlying capital build (bps)	180
Insurance dividends (bps)	18
Impact from the implementation of IFRS 16 on risk-weighted assets (bps)	(11)
RWA and other movements (bps)	20
207
PPI charge (bps)	(121)
86
Cancellation of the remaining 2019 share buyback programme (bps)	34
Capital used for the acquisition of the Tesco Bank’s mortgage portfolio (bps)	(9)
Ordinary dividend accrual (bps)	(123)
Pro forma CET1 ratio at 31 December 2019	13.8%

The Group’s CET1 capital build in the year amounted to 207 basis points before PPI, and to 86 basis points after the in-year PPI charge, equivalent to 121 basis points. Solid financial performance has driven underlying capital build of 198 basis points, including 18 basis points from the dividend from the Insurance business. Capital build also included 20 basis points from favourable risk-weighted asset and other movements (reflecting market movements and the continued optimisation of Commercial Banking risk-weighted assets, net of additional pension contributions and model updates), partly offset by the 11 basis points impact of IFRS 16. The Group’s capital position also benefitted by 34 basis points from the cancellation of the remaining c. £650 million of the 2019 buyback programme, as announced in September 2019. The Group used 9 basis points of capital for the acquisition of Tesco Bank’s UK prime residential mortgage portfolio.

SUMMARY OF GROUP RESULTS (continued)

During 2019 the Prudential Regulation Authority (PRA) reduced the Group’s Pillar 2A CET1 requirement from 2.7 per cent to 2.6 per cent. Separately, the Financial Policy Committee of the Bank of England announced an increase in the Countercyclical Capital Buffer (CCYB) rate for the UK from 1.0 per cent to 2.0 per cent, effective from December 2020. During 2020 the PRA will consult on a proposed reduction in Pillar 2A total capital requirements by 50 per cent of this increase in the CCYB, equivalent to reducing the Pillar 2A CET1 requirement by 28 per cent of the increase. Taking into account the current and potential future changes to capital requirements, the Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties continues to be c.12.5 per cent plus a management buffer of c.1 per cent.

The transitional total capital ratio reduced to 21.5 per cent on a pro forma basis (31 December 2018: 23.1 per cent) and the Group’s transitional minimum requirement for own funds and eligible liabilities (MREL), which came into force on 1 January 2020, is 32.6 per cent on pro forma basis (31 December 2018: 32.6 per cent). The UK leverage ratio remains strong at 5.2 per cent on a pro forma basis.

Risk-weighted assets on a pro forma basis have reduced by £3.0 billion to £203.4 billion driven primarily by the optimisation of the Commercial Banking portfolio, offset in part by model updates in mortgages, the implementation of IFRS 16 and the acquisition of Tesco Bank’s mortgage portfolio. We now expect risk-weighted assets at the end of 2020 to be broadly in line with the end of 2019, including regulatory headwinds.

Tangible net assets per share reduced by 2.2 pence in 2019 to 50.8 pence (31 December 2018: 53.0 pence) with the effects of the Group’s statutory profit after tax and positive cash flow hedge movements being more than offset by dividends paid in 2019, the revaluation of the Group’s retirement benefit obligations, the effects of the share buyback and other reserve movements.

Dividend

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends.

Given the solid financial performance in 2019, the Board has recommended a final ordinary dividend of 2.25 pence per share. This is in addition to the interim ordinary dividend of 1.12 pence per share that was announced in the 2019 half year results. The recommended total ordinary dividend per share for 2019 is therefore 3.37 pence per share and has increased by 5 per cent from 3.21 pence per share in 2018.

The Group has announced that it will move to the payment of quarterly dividends in 2020, with the first quarterly dividend in respect of the first quarter of 2020 payable in June 2020. The new approach will be to adopt three equal interim ordinary dividend payments for the first three quarters of the year followed by, subject to performance, a larger final dividend for the fourth quarter of the year. The first three quarterly payments, payable in June, September and December will be 20 per cent of the previous year’s total ordinary dividend per share. The fourth quarter payment will be announced with the full year results, with the amount continuing to deliver a full year dividend payment that reflects the Group’s financial performance and its objective of a progressive and sustainable ordinary dividend. The final dividend will continue to be paid in May, following approval at the AGM. The Group believes that this approach will provide a more regular flow of dividend income to all shareholders whilst accelerating the receipt of payments.

SEGMENTAL ANALYSIS – UNDERLYING BASIS

2019
		Commercial	Insurance	Central
	Retail	Banking	and Wealth	items	Group
	£m	£m	£m	£m	£m

Net interest income	8,807	2,918	112	540	12,377
Other income	2,014	1,422	2,021	275	5,732
Operating lease depreciation	(946)	(21)	–	–	(967)
Net income	9,875	4,319	2,133	815	17,142
Operating costs	(4,760)	(2,081)	(982)	(52)	(7,875)
Remediation	(238)	(155)	(50)	(2)	(445)
Total costs	(4,998)	(2,236)	(1,032)	(54)	(8,320)
Trading surplus	4,877	2,083	1,101	761	8,822
Impairment	(1,038)	(306)	–	53	(1,291)
Underlying profit	3,839	1,777	1,101	814	7,531

Banking net interest margin	2.63%	3.14%			2.88%
Average interest-earning banking assets	£341.6bn	£92.2bn	£0.9bn	–	£434.7bn
Asset quality ratio	0.30%	0.30%			0.29%
Return on risk-weighted assets	3.99%	2.14%			3.65%
Loans and advances to customers1	£342.3bn	£95.5bn	£0.9bn	£1.7bn	£440.4bn
Customer deposits2	£252.1bn	£145.1bn	£13.7bn	£0.9bn	£411.8bn
Risk-weighted assets	£98.4bn	£77.4bn	£1.3bn	£26.3bn	£203.4bn

2018
		Commercial	Insurance	Central
	Retail3	Banking3	and Wealth	items3	Group
	£m	£m	£m	£m	£m

Net interest income	9,060	3,013	123	518	12,714
Other income	2,097	1,670	1,865	378	6,010
Operating lease depreciation	(921)	(35)	–	–	(956)
Net income	10,236	4,648	1,988	896	17,768
Operating costs	(4,897)	(2,191)	(1,021)	(56)	(8,165)
Remediation	(267)	(203)	(39)	(91)	(600)
Total costs	(5,164)	(2,394)	(1,060)	(147)	(8,765)
Trading surplus	5,072	2,254	928	749	9,003
Impairment	(861)	(71)	(1)	(4)	(937)
Underlying profit	4,211	2,183	927	745	8,066

Banking net interest margin	2.68%	3.27%			2.93%
Average interest-earning banking assets	£342.3bn	£91.2bn	£0.8bn	£1.7bn	£436.0bn
Asset quality ratio	0.25%	0.06%			0.21%
Return on risk-weighted assets	4.57%	2.50%			3.86%
Loans and advances to customers1	£340.1bn	£100.4bn	£0.9bn	£3.0bn	£444.4bn
Customer deposits2	£252.8bn	£148.6bn	£14.1bn	£0.8bn	£416.3bn
Risk-weighted assets	£93.5bn	£86.5bn	£1.2bn	£25.2bn	£206.4bn

1	Excludes reverse repos.
2	Excludes repos.
3	Prior period segmental comparatives restated. See basis of presentation.

DIVISIONAL RESULTS
RETAIL
Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value, and by providing customers with choice and flexibility, with propositions increasingly personalised to their needs. Retail operates a multi-brand and multi-channel strategy. It continues to simplify its business and provide more transparent products, helping to improve service levels and reduce conduct risks, whilst working within a prudent risk appetite.

Progress against strategic priorities
Leading customer experience
●
UK’s largest digital bank with 16.4 million active digital customers and 10.7 million mobile banking app customers, with average customer logons at 23 times per month and 75 per cent of new products now originated digitally

●
Maintained the largest UK branch network while trialling new branch formats with the latest flagship Bank of Scotland branch in Glasgow, and Home by Halifax, an innovative store dedicated to supporting customers purchase a property

●
Branch net promoter score up 5 points with around 50 per cent of customer facing time being spent on complex needs

●
Supporting first time buyers with further £13.8 billion of lending, building on success of Lloyds Lend a Hand mortgage, launched Halifax Family Boost mortgage, providing customers’ financial supporters with enhanced savings rates

●
Encouraging customers to talk more openly about their finances, through the launch of the M Word campaign earlier this year and co-funding a brand new television series with Channel 4 called ‘Save Well, Spend Better’

●
Reduced complaints (excluding PPI) by 13 per cent in 2019 and mobile app NPS increased 3 per cent since 2017

Digitising the Group
●
Recognised for innovations by being first in the Business Insider mobile banking study, with recent updates including;

-
Push notification alerts helping to plan ahead with upcoming payment reminders and confirmations

-
Statement search helping customers find transactions quicker and easier, with c.300,000 searches per week

●
Remote mortgage applications up 30 per cent, with re-mortgage applications starting digitally up 50 per cent in value

Maximising Group capabilities
●
Acquired Tesco Bank’s UK prime residential mortgage book supporting 23,000 new customers

●
Completed the integration of MBNA, realising a return on investment of 18 per cent, ahead of original target

●
Renewed the successful Jaguar Land Rover relationship1

Transforming ways of working
●
Continued progress in ‘skills of the future’ training delivered to colleagues with over 750,000 additional hours in 2019

Financial performance
●
Net interest income was 3 per cent lower due to a 5 basis point reduction in net interest margin with continued pressure on mortgages margin, partly offset by lower funding costs and a benefit from aligning credit card terms

●
Other income reduced 4 per cent reflecting a lower Lex fleet size. Operating lease depreciation includes an associated benefit, more than offset by some weakening in used car prices through the first three quarters of 2019

●
Operating costs reduced 3 per cent, as increased investment in the business was more than offset by efficiency savings. Remediation decreased 11 per cent to £238 million

●
Impairment increased 21 per cent, with some weakening in used car prices, methodology refinements and lower cash recoveries following prior year debt sales, while underlying drivers remain strong, particularly in the mortgage book

●
Customer lending increased by 1 per cent with the acquisition of Tesco Bank’s mortgage portfolio and growth in UK Motor Finance, partly offset by closed book mortgages. Organic open mortgage balances remained flat year on year

●
Customer deposits include current account growth, stable relationship savings and reduced low margin tactical savings

●
Risk-weighted assets increased by 5 per cent mainly driven by mortgage model refinements and the Tesco acquisition

1	Subject to contract.
Retail performance summary

	2019	20181	Change
	£m	£m	%

Net interest income	8,807	9,060	(3)
Other income	2,014	2,097	(4)
Operating lease depreciation	(946)	(921)	(3)
Net income	9,875	10,236	(4)
Operating costs	(4,760)	(4,897)	3
Remediation	(238)	(267)	11
Total costs	(4,998)	(5,164)	3
Trading surplus	4,877	5,072	(4)
Impairment	(1,038)	(861)	(21)
Underlying profit	3,839	4,211	(9)

Banking net interest margin	2.63%	2.68%	(5)bp
Average interest-earning banking assets	£341.6bn	£342.3bn	–
Asset quality ratio	0.30%	0.25%	5bp
Return on risk-weighted assets	3.99%	4.57%	(58)bp

	At 31 Dec	At 31 Dec
	2019	2018	Change
	£bn	£bn	%

Open mortgage book	270.1	266.6	1
Closed mortgage book	18.5	21.2	(13)
Credit cards	17.7	18.1	(2)
UK unsecured loans	8.4	7.9	6
UK Motor Finance	15.6	14.6	7
Business Banking	1.7	1.8	(6)
Overdrafts	1.3	1.3	–
Other2	9.0	8.6	5
Loans and advances to customers	342.3	340.1	1
Operating lease assets	4.3	4.7	(9)
Total customer assets	346.6	344.8	1

Current Accounts	76.9	73.7	4
Relationship savings3	161.9	162.3	–
Tactical savings	13.3	16.8	(21)
Customer deposits	252.1	252.8	–

Risk-weighted assets	98.4	93.5	5

1	Prior period comparatives restated. See basis of presentation.
2	Includes Europe and run-off.
3	Includes Business Banking.

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy committed to supporting UK-based clients and international clients with a link to the UK. Through its segmented client coverage model, it provides clients with a range of products and services such as lending, transaction banking, working capital management, risk management and debt capital markets. Continued investment in capabilities and digital propositions enables the delivery of a leading customer experience, supported by increasingly productive relationship managers, with more time spent on value-adding activity.

Progress against strategic priorities
Leading customer experience
●
95 per cent of SME and Mid Market clients migrated onto Commercial Banking Online platform with customers now having 24/7 access to their accounts, and 5 years of transaction history. The platform sees around 130,000 payments processed every day and around 1.2 million log ons per month
●
Awarded ‘Business Bank of the Year’ at the FDs’ Excellence Awards for the 15th consecutive year

Digitising the Group
●
Cash management and payments API launched, allowing clients to send faster payments directly from their systems without human intervention and reducing payment times to 1.5 seconds
●
Launched Asset Finance Broker API, linking new business proposals directly from broker to Group, reducing manual intervention by 87 per cent, enabling quicker and more accurate credit decisions with real-time updates
●
Improved eTrading capability, enabling larger clients to undertake foreign exchange trades electronically 24 hours per day across multiple geographies and supporting clients in automating their businesses

Maximising Group capabilities
●
Achieved the committed £18 billion gross new lending to UK businesses; a further £18 billion committed for 2020
●
On track to meet the Group’s target of £3 billion of investment in the UK manufacturing sector by the end of 2020
●
Over 900 manufacturing apprentices, graduates and engineers trained since 2018 as a result of the £1 million annual investment in the Lloyds Bank Advanced Manufacturing Centre
●
Beat the sustainability target of supporting energy efficient improvements for a further one million square feet of commercial real estate in 2019 and have supported renewable energy projects capable of powering 5 million homes by the end of 2019

Transforming ways of working
●
Completed rollout of the SME Business Lending Tool, freeing up relationship manager time for increased client engagement, and new auto-credit decisioning capability with around 25 per cent of SME annual renewals now automated
●
Continued progress in developing colleagues with the skills and capabilities needed for the future, with 210,000 colleague training hours completed in 2019, exceeding the year-end target

Financial performance
●
In challenging market conditions, maintained a strong focus on risk-weighted asset (RWA) optimisation and actively addressed low returning client relationships, delivering a significant reduction in RWA of over £9 billion
●
Net interest income of £2,918 million reduced 3 per cent, reflecting asset margin pressure
●
Other income of £1,422 million was 15 per cent lower than in 2018, driven by lower levels of client activity in challenging market conditions in Global Corporates and Financial Institutions
●
Operating costs of £2,081 million reduced 5 per cent, as increased investment in the business was more than offset by continued focus on efficiency savings
●
Asset quality ratio of 30 basis points was 24 basis points higher, largely driven by material charges raised against two corporate cases, with stable underlying portfolio trends
●
Return on risk-weighted assets of 2.14 per cent was 36 basis points lower, despite the acceleration of risk-weighted asset optimisation in the second half, driven by two material corporate impairment charges
●
SME lending balances up c.1 per cent, continuing to grow slightly ahead of the market
●
Customer deposits at £145.1 billion, down 2 per cent, reflecting funding optimisation activity including a reduction in short-term financial institutions deposits with growth in current accounts of 3 per cent in the second half of the year

Commercial Banking performance summary

	2019	20181	Change
	£m	£m	%

Net interest income	2,918	3,013	(3)
Other income	1,422	1,670	(15)
Operating lease depreciation	(21)	(35)	40
Net income	4,319	4,648	(7)
Operating costs	(2,081)	(2,191)	5
Remediation	(155)	(203)	24
Total costs	(2,236)	(2,394)	7
Trading surplus	2,083	2,254	(8)
Impairment	(306)	(71)
Underlying profit	1,777	2,183	(19)

Banking net interest margin	3.14%	3.27%	(13)bp
Average interest-earning banking assets	£92.2bn	£91.2bn	1
Asset quality ratio	0.30%	0.06%	24bp
Return on risk-weighted assets	2.14%	2.50%	(36)bp

	At 31 Dec	At 31 Dec
	2019	2018	Change
	£bn	£bn	%

SME	30.4	30.0	1
Mid Markets2	29.1	31.7	(8)
Global Corporates and Financial Institutions	30.8	34.4	(10)
Other	5.2	4.3	21
Loans and advances to customers	95.5	100.4	(5)

SME including Retail Business Banking	32.1	31.8	1

Customer deposits	145.1	148.6	(2)

Current accounts including Retail Business Banking	34.9	34.9	–
Other deposits including Retail Business Banking	127.6	130.1	(2)

Risk-weighted assets	77.4	86.5	(11)

1	Prior period comparatives restated. See basis of presentation.
2	Includes Mid Corporates (31 December 2019: £5.3 billion; 31 December 2018: £5.8 billion).

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with assets under administration of £170 billion and annualised annuity payments in retirement of over £1 billion. The Group continues to invest significantly in the development of the business, with the aims of capturing considerable opportunities in pensions and financial planning, offering customers a single home for their banking and insurance needs and driving growth across intermediary and relationship channels through a strong distribution model.

Progress against strategic priorities
Leading customer experience
●
Scottish Widows now offers its standard annuities on the open market allowing a wider range of customers to access the product and secure income for retirement. Aiming to achieve a 15 per cent market share by end of 2020

●
Successful migration of around 400,000 policies from a number of legacy systems to a single platform managed by the Group’s partner Diligenta, enabling customers to better manage their policies with Scottish Widows

●
New ‘Plan and Protect’ life and critical illness cover launched in 2019 helps create financially resilient families by understanding their needs and protecting what matters most, providing a safety net if the worst happens

●
Scottish Widows won 5 star service awards at the Financial Adviser Service Awards for the fourth consecutive year

Digitising the Group
●
Significant progress on Single Customer View, with home insurance and individual pension customers added in 2019. Over 5 million customers now able to access their insurance products alongside their bank account

●
Addressing an underserved customer need for home contents insurance for renters through a partnership with the fintech firm Trov. New online low cost product offers a flexible on-demand monthly subscription policy

Maximising Group capabilities
●
Schroders Personal Wealth launched with ambition of becoming a top 3 financial planning business by end of 2023

●
Provided new functionality and customer choice in general insurance with full rollout in the last quarter of a flexible, multi-channel home insurance product offering to the branch network
●
Continued progress towards target of growing open book assets under administration by £50 billion by the end of 2020, with strong customer net inflows of £18 billion (including Zurich transfer) in 2019. Cumulative net inflows of £30 billion and market movements give overall growth of £37 billion since the start of the current strategic plan in 2018

●
Sourced £0.6 billion of new long-term assets in collaboration with Commercial Banking to support five bulk annuity transactions, generating over £2 billion of new business premiums

Financial performance
●
Strong growth in life and pensions sales, up 22 per cent, driven by increases in new members in existing workplace schemes, increased auto enrolment workplace contributions and bulk annuities. On track to achieve 15 per cent market share of workplace business by end of 2020 compared to 10 per cent market share at start of 2018

●
New underwritten household premiums increased 19 per cent, resulting in number one market share for new business earlier than expected; total underwritten premiums decreased 3 per cent driven by a competitive renewal market

●
Life and pensions new business income up 19 per cent to £628 million. Lower existing business income due to equity hedging strategy to reduce capital and earnings volatility. Higher experience and other items includes one-off benefit from the change in investment management provider. General insurance benefitted from benign weather in 2019

●
Wealth income and operating costs impacted by the transfer of assets to Schroders Personal Wealth in October 2019

●
Underlying profit increased by 19 per cent to £1,101 million. Net income increased by £145 million to £2,133 million, whilst operating costs decreased by £39 million with cost savings offsetting higher investment in the business

Insurance capital

●
Estimated pre final dividend Solvency II ratio of 170 per cent. The rise in the ratio over 2019 includes the impact of an equity hedge partly offset by lower long term interest rates. A final dividend of £250 million and a special dividend of £185 million related to the gain on the establishment of the Schroders Personal Wealth joint venture, were paid to the Group in February 2020, with total dividends paid in respect of 2019 performance of £535 million.

 Insurance and Wealth performance summary

	2019	2018	Change
	£m	£m	%

Net interest income	112	123	(9)
Other income	2,021	1,865	8
Net income	2,133	1,988	7
Operating costs	(982)	(1,021)	4
Remediation	(50)	(39)	(28)
Total costs	(1,032)	(1,060)	3
Trading surplus	1,101	928	19
Impairment	–	(1)
Underlying profit	1,101	927	19

Life and pensions sales (PVNBP)1	17,515	14,384	22
General insurance underwritten new GWP2	127	107	19
General insurance underwritten total GWP2	671	690	(3)
General insurance combined ratio	82%	89%	(7)pp

	At 31 Dec	At 31 Dec
	2019	2018	Change
	£bn	£bn	%

Insurance Solvency II ratio3	170%	165%	5pp
UK Wealth Loans and advances to customers	0.9	0.9	–
UK Wealth Customer deposits	13.7	14.1	(3)
UK Wealth Risk-weighted assets	1.3	1.2	8
Total customer assets under administration	170.0	141.3	20

Income by product group

	2019			2018
	New	Existing		New	Existing
	business	business	Total	business	business	Total
	£m	£m	£m	£m	£m	£m

Workplace, planning and retirement	387	120	507	333	153	486
Individual and bulk annuities	209	68	277	160	84	244
Protection	21	24	45	20	22	42
Longstanding LP&I	11	384	395	13	414	427
	628	596	1,224	526	673	1,199
Life and pensions experience and other items			255			143
General insurance			326			272
			1,805			1,614
Wealth			328			374
Net income			2,133			1,988

1	Present value of new business premiums. Further information on page 60.
2	Gross written premiums.
3	Equivalent regulatory view of ratio (including With Profits funds) at 31 December 2019 was 154 per cent (31 December 2018: 156 per cent).

CENTRAL ITEMS

	2019	20181	Change
	£m	£m	%

Net income	815	896	(9)
Operating costs	(52)	(56)	7
Remediation	(2)	(91)	98
Total costs	(54)	(147)	63
Trading surplus	761	749	2
Impairment	53	(4)
Underlying profit	814	745	9

1	Prior periods restated. See basis of presentation.

Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions, and the Group’s private equity business, Lloyds Development Capital.

Net income includes the central recovery of the Group’s distributions on other equity instruments and gains and losses on the sale of gilts and other liquid assets.

During 2019, impairment included releases relating to the reassessment of credit risk associated with debt instruments held within the Group’s equity investments business.

OTHER FINANCIAL INFORMATION

1.
Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
		Volatility
	Statutory	and other	Insurance		Underlying
	basis	items1,2	gross up3	PPI	basis
2019	£m	£m	£m	£m	£m

Net interest income	10,180	379	1,818	–	12,377
Other income, net of insurance claims	8,179	(426)	(2,021)	–	5,732
Operating lease depreciation		(967)	–	–	(967)
Net income	18,359	(1,014)	(203)	–	17,142
Operating expenses4	(12,670)	1,697	203	2,450	(8,320)
Trading surplus	5,689	683	–	2,450	8,822
Impairment	(1,296)	5	–	–	(1,291)
Profit before tax	4,393	688	–	2,450	7,531

2018

Net interest income	13,396	152	(834)	–	12,714
Other income, net of insurance claims	5,230	107	673	–	6,010
Operating lease depreciation		(956)	–	–	(956)
Net income	18,626	(697)	(161)	–	17,768
Operating expenses4	(11,729)	2,053	161	750	(8,765)
Trading surplus	6,897	1,356		750	9,003
Impairment	(937)	–	–	–	(937)
Profit before tax	5,960	1,356	–	750	8,066

1
In the year ended 31 December 2019 this comprises the effects of market volatility and asset sales (gains of £126 million); the amortisation of purchased intangibles (£68 million); restructuring (£471 million, comprising severance related costs, the integration of Zurich’s UK workplace pensions and savings business and costs associated with the establishment of the Schroders Personal Wealth Joint venture); and the fair value unwind and other items (losses of £275 million).

2
In the year ended 31 December 2018 this comprises the effects of market volatility and asset sales (losses of £50 million); the amortisation of purchased intangibles (£108 million); restructuring (£879 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA and Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £319 million).

3
The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4	The statutory basis figure is the aggregate of operating costs and operating lease depreciation.

OTHER FINANCIAL INFORMATION (continued)

2.
Banking net interest margin and average interest-earning assets

	2019	2018

Group net interest income – statutory basis (£m)	10,180	13,396
Insurance gross up (£m)	1,818	(834)
Volatility and other items (£m)	379	152
Group net interest income – underlying basis (£m)	12,377	12,714
Non-banking net interest expense (£m)1	145	54
Banking net interest income – underlying basis (£m)	12,522	12,768

Net loans and advances to customers (£bn)2	440.4	444.4
Impairment provision and fair value adjustments (£bn)	3.9	4.0
Non-banking items:
Fee-based loans and advances (£bn)	(6.3)	(7.2)
Other non-banking (£bn)	(3.1)	(4.7)
Gross banking loans and advances (£bn)	434.9	436.5
Averaging (£bn)	(0.2)	(0.5)
Average interest-earning banking assets (£bn)	434.7	436.0

Banking net interest margin (%)	2.88	2.93

1	2019 includes impact from the implementation of IFRS 16.
2	Excludes reverse repos.

3.
Volatility arising in insurance businesses

Volatility included in the Group’s statutory results before tax comprises the following:

	2019	2018
	£m	£m

Insurance volatility	230	(506)
Policyholder interests volatility	193	46
Total volatility	423	(460)
Insurance hedging arrangements	(347)	357
Total	76	(103)

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

In-year volatility movements were largely driven by insurance volatility arising from interest rate and credit spread movements. The capital impact of equity market movements is now hedged within Insurance and this also reduces the IFRS earnings exposure to equity market movements.

The Group actively manages its exposures to interest rate, foreign currency exchange rate, inflation and market movements within the banking book through a comprehensive hedging strategy. This helps to mitigate earnings volatility and reduces the impact of market movements on the capital position.

OTHER FINANCIAL INFORMATION (continued)

4.
Tangible net assets per share

The table below sets out a reconciliation of the Group’s shareholders’ equity to its tangible net assets.

	At 31 Dec	At 31 Dec
	2019	2018
	£m	£m

Shareholders’ equity	41,697	43,434
Goodwill	(2,324)	(2,310)
Intangible assets	(3,808)	(3,347)
Purchased value of in-force business	(247)	(271)
Other, including deferred tax effects	269	228
Tangible net assets	35,587	37,734

Ordinary shares in issue, excluding own shares	70,031m	71,149m
Tangible net assets per share	50.8p	53.0p

5.
Return on tangible equity

	2019	2018

Average shareholders' equity (£bn)	43.0	43.0
Average intangible assets (£bn)	(5.9)	(5.4)
Average tangible equity (£bn)	37.1	37.6

Underlying profit after tax (£m)1	5,690	6,057
Add back amortisation of intangible assets (post tax) (£m)	364	296
Less profit attributable to non-controlling interests and other equity holders (£m)1	(547)	(531)
Adjusted underlying profit after tax (£m)	5,507	5,822

Underlying return on tangible equity (%)	14.8	15.5

Group statutory profit after tax (£m)1	3,006	4,506
Add back amortisation of intangible assets (post tax) (£m)	364	296
Add back amortisation of purchased intangible assets (post tax) (£m)	74	111
Less profit attributable to non-controlling interests and other equity holders (£m)1	(547)	(531)
Adjusted statutory profit after tax (£m)	2,897	4,382

Statutory return on tangible equity (%)	7.8	11.7

1	Prior period restated to reflect amendments to IAS 12, see basis of presentation.

6.
Share buyback

During 2019, the Group completed £1.1 billion of the announced up to £1.75 billion share buyback programme, with an average price paid of 57.89 pence per share. Through a reduction in the weighted average number of ordinary shares in issue, share buybacks have the effect of increasing earnings per share and, depending on the average price paid per share, can either increase or decrease the tangible net assets per share. The 2019 share buyback had the effect of increasing the earnings per share by 0.1 pence and decreasing the tangible net assets per share by 0.2 pence.

RISK MANAGEMENT
CREDIT RISK PORTFOLIO
Overview
●
Credit quality remains strong despite an uncertain environment
●
The Group’s loan portfolios continue to be well positioned, reflecting the Group’s effective risk management and continue to benefit from a low interest rate environment
●
The net asset quality ratio increased to 29 basis points (2018: 21 basis points) as did the impairment charge to £1,291 million (2018: £937 million). This was primarily driven by material charges against two corporate cases in Commercial Banking, along with some weakening in used car prices in Retail
●
Stage 2 loans as a proportion of total loans and advances to customers reduced by 0.1 percentage points to 7.7 per cent (31 December 2018: 7.8 per cent). Stage 2 loans and advances were broadly flat at £38.4 billion
●
Stage 2 expected credit loss allowances as a percentage of drawn balances (coverage) decreased to 3.7 per cent (31 December 2018: 4.1 per cent) largely driven by a reduction in expected credit loss (ECL) allowances in SME due to an enhanced approach to loan amortisation within the IFRS 9 model and a number of other model refinements
●
Stage 3 loans as a proportion of total loans and advances to customers fell to 1.8 per cent (31 December 2018: 1.9 per cent), with Stage 3 loans and advances down £0.5 billion to £8.8 billion. Coverage of Stage 3 assets reduced by 1.8 percentage points to 22.5 per cent largely as a result of the improved performance of mortgage cases in long-term default, and a change in the mix of Commercial assets due to a combination of write-offs and the transfer in of cases with lower likelihood of net loss

Low risk culture and prudent risk appetite

●
The Group continues to take a prudent approach to credit risk, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite
●
Although not immune, credit portfolios are well positioned against an uncertain economic outlook and potential market volatility
●
The Group continues to grow lending to targeted segments in line with strategy, without relaxing credit criteria
●
The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
●
Sector concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes

Impairment charge by division

		Financial
		assets at
	Loans	fair value
	and	through other
	advances	comprehensive	Undrawn	2019
	to customers	income	balances	Total	20181
	£m	£m	£m	£m	£m

Retail	1,063	–	(25)	1,038	861
Commercial Banking	297	(1)	10	306	71
Insurance and Wealth	–	–	–	–	1
Central Items	(53)	–	–	(53)	4
Total impairment charge	1,307	(1)	(15)	1,291	937
Asset quality ratio				0.29%	0.21%
Gross asset quality ratio				0.37%	0.28%

1	Segmental comparatives restated. See basis of presentation.

CREDIT RISK PORTFOLIO (continued)

Credit Risk basis of presentation

The analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group’s accounts and the underlying basis which is used for internal management purposes. Reconciliations between the two bases have been provided.

In the following statutory basis tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses are crystallised.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

Group loans and advances to customers – statutory basis

						Stage 2	Stage 3
	Total	Stage 1	Stage 2	Stage 3	POCI	as % of	as % of
	£m	£m	£m	£m	£m	total	total
At 31 December 2019
Retail	344,218	305,502	22,518	2,484	13,714	6.5	0.7
Commercial Banking	96,763	87,323	5,993	3,447	–	6.2	3.6
Insurance and Wealth	862	753	32	77	–	3.7	8.9
Central items	56,404	56,397	–	7	–	–	–
Total gross lending	498,247	449,975	28,543	6,015	13,714	5.7	1.2
ECL allowance on drawn balances	(3,259)	(675)	(995)	(1,447)	(142)
Net balance sheet carrying value	494,988	449,300	27,548	4,568	13,572
ECL allowances (drawn and undrawn) as a percentage of gross lending (%)1	0.7	0.2	3.8	25.0	1.0

At 31 December 20182
Retail	341,682	305,160	18,741	2,390	15,391	5.5	0.7
Commercial Banking	101,824	92,002	6,592	3,230	–	6.5	3.2
Insurance and Wealth	865	804	6	55	–	0.7	6.4
Central items	43,637	43,565	6	66	–	–	0.2
Total gross lending	488,008	441,531	25,345	5,741	15,391	5.2	1.2
ECL allowance on drawn balances	(3,150)	(525)	(994)	(1,553)	(78)
Net balance sheet carrying value	484,858	441,006	24,351	4,188	15,313
ECL allowances (drawn and undrawn) as a percentage of gross lending (%)1	0.7	0.1	4.2	28.4	0.5

1 2
Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail of £205 million (31 December 2018: £250 million).
Segmental comparatives restated. See basis of presentation.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers – underlying basis

					Stage 2	Stage 3
	Total	Stage 1	Stage 2	Stage 3	as % of	as % of
	£m	£m	£m	£m	total	total
At 31 December 20191
Retail	344,776	307,138	32,415	5,223	9.4	1.5
Commercial Banking	96,763	87,323	5,993	3,447	6.2	3.6
Insurance and Wealth	862	753	32	77	3.7	8.9
Central items	56,404	56,397	–	7	–	–
Total gross lending	498,805	451,611	38,440	8,754	7.7	1.8
ECL allowance on drawn balances	(3,965)	(702)	(1,346)	(1,917)
Net balance sheet carrying value	494,840	450,909	37,094	6,837

ECL allowances (drawn and undrawn) as a percentage of gross lending (%)2	0.8	0.2	3.7	22.5

At 31 December 20181,3
Retail	342,559	305,048	31,647	5,864	9.2	1.7
Commercial Banking	101,824	92,002	6,592	3,230	6.5	3.2
Insurance and Wealth	865	804	6	55	0.7	6.4
Central items	43,637	43,565	6	66	–	0.2
Total gross lending	488,885	441,419	38,251	9,215	7.8	1.9
ECL allowance on drawn balances	(4,236)	(556)	(1,506)	(2,174)
Net balance sheet carrying value	484,649	440,863	36,745	7,041

ECL allowances (drawn and undrawn) as a percentage of gross lending (%)2	0.9	0.2	4.1	24.3

1	These balances exclude the impact of the HBOS and MBNA acquisition related adjustments.
2	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail of £205 million (31 December 2018: £250 million).
3	Segmental comparatives restated. See basis of presentation.

Group total expected credit loss allowance – statutory basis

	At 31 Dec	At 31 Dec
	2019	2018
	£m	£m

Customer related balances
Drawn	3,259	3,150
Undrawn	177	193
	3,436	3,343
Other assets	19	19
Total ECL allowance	3,455	3,362

CREDIT RISK PORTFOLIO (continued)

Group total expected credit loss allowance – underlying basis

	At 31 Dec	At 31 Dec
	2019	2018
	£m	£m

Customer related balances
Drawn	3,965	4,236
Undrawn	177	193
	4,142	4,429
Other assets	19	19
Total ECL allowance	4,161	4,448

Reconciliation between statutory and underlying basis of Group gross loans and advances to customers

	Total	Stage 1	Stage 2	Stage 3	POCI
	£m	£m	£m	£m	£m
At 31 December 2019
Underlying basis	498,805	451,611	38,440	8,754	–
POCI assets	–	(1,718)	(9,903)	(2,740)	14,361
Acquisition fair value adjustment	(558)	82	6	1	(647)
	(558)	(1,636)	(9,897)	(2,739)	13,714
Statutory basis	498,247	449,975	28,543	6,015	13,714

At 31 December 2018
Underlying basis	488,885	441,419	38,251	9,215	–
POCI assets	–	–	(12,917)	(3,476)	16,393
Acquisition fair value adjustment	(877)	112	11	2	(1,002)
	(877)	112	(12,906)	(3,474)	15,391
Statutory basis	488,008	441,531	25,345	5,741	15,391

Reconciliation between statutory and underlying basis of Group expected credit loss allowances on drawn balances

	Total	Stage 1	Stage 2	Stage 3	POCI
	£m	£m	£m	£m	£m
At 31 December 2019
Underlying basis	3,965	702	1,346	1,917	–
POCI assets	–	–	(334)	(455)	789
Acquisition fair value adjustment	(706)	(27)	(17)	(15)	(647)
	(706)	(27)	(351)	(470)	142
Statutory basis	3,259	675	995	1,447	142

At 31 December 2018
Expected credit losses on drawn balances
Underlying basis	4,236	556	1,506	2,174	–
POCI assets	–	–	(481)	(599)	1,080
Acquisition fair value adjustment	(1,086)	(31)	(31)	(22)	(1,002)
	(1,086)	(31)	(512)	(621)	78
Statutory basis	3,150	525	994	1,553	78

CREDIT RISK PORTFOLIO (continued)

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers – statutory basis

	Total		Stage 1		Stage 2		Stage 3		POCI
	£m	%1	£m	%1	£m	%1	£m	%1,2	£m	%1
At 31 December 2019
Retail	2,090	0.6	639	0.2	819	3.6	490	21.5	142	1.0
Commercial Banking	1,313	1.4	115	0.1	252	4.2	946	27.4	–	–
Insurance and Wealth	17	2.0	6	0.8	1	3.1	10	13.0	–	–
Central items	16	–	10	–	–	–	6	85.7	–	–
Total	3,436	0.7	770	0.2	1,072	3.8	1,452	25.0	142	1.0

At 31 December 20181,3
Retail	1,768	0.5	493	0.2	713	3.8	484	22.6	78	0.5
Commercial Banking	1,486	1.5	111	0.1	338	5.1	1,037	32.1	–	–
Insurance and Wealth	18	2.1	6	0.7	1	16.7	11	20.0	–	–
Central items	71	0.2	38	0.1	6	100.0	27	40.9	–	–
Total	3,343	0.7	648	0.1	1,058	4.2	1,559	28.4	78	0.5

1	As a percentage of drawn balances.
2	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail of £205 million (31 December 2018: £250 million).
3	Segmental comparatives restated. See basis of presentation.

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers – underlying basis

	Total		Stage 1		Stage 2		Stage 3
	£m	%2	£m	%2	£m	%2	£m	%2,3
At 31 December 20191
Retail	2,796	0.8	666	0.2	1,170	3.6	960	19.1
Commercial Banking	1,313	1.4	115	0.1	252	4.2	946	27.4
Insurance and Wealth	17	2.0	6	0.8	1	3.1	10	13.0
Central items	16	–	10	–	–	–	6	85.7
Total	4,142	0.8	797	0.2	1,423	3.7	1,922	22.5

At 31 December 20181,4
Retail	2,854	0.8	524	0.2	1,225	3.9	1,105	19.7
Commercial Banking	1,486	1.5	111	0.1	338	5.1	1,037	32.1
Insurance and Wealth	18	2.1	6	0.7	1	16.7	11	20.0
Central items	71	0.2	38	0.1	6	100.0	27	40.9
Total	4,429	0.9	679	0.2	1,570	4.1	2,180	24.3

1	Balances exclude the impact of the HBOS and MBNA related acquisition adjustments.
2	As a percentage of drawn balances.
3	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail of £205 million (31 December 2018: £250 million).
4	Segmental comparatives restated. See basis of presentation.

CREDIT RISK PORTFOLIO (continued)

Additional information
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by selecting four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. The table below shows the decomposition of the final probability-weighted ECL for each forward-looking economic scenario. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the Stage 2 allocation is constant across all the scenarios.

The table below shows the ECL calculated under each scenario on both an underlying and a statutory basis.

	Probability-				Severe
	weighted	Upside	Base case	Downside	Downside
	£m	£m	£m	£m	£m
Statutory basis
Secured	569	317	464	653	1,389
Other Retail	1,521	1,443	1,492	1,564	1,712
Commercial	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
At 31 December 2019	3,455	3,021	3,264	3,649	4,748

	Probability-				Severe
	weighted	Upside	Base case	Downside	Downside
	£m	£m	£m	£m	£m
Underlying basis
Secured	1,216	964	1,111	1,300	2,036
Other Retail	1,580	1,502	1,551	1,623	1,771
Commercial	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
At 31 December 2019	4,161	3,727	3,970	4,355	5,454

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with a stable loan to deposit ratio of 107 per cent.

During 2019, the Group repaid its Funding for Lending Scheme (FLS) contractual maturities of £12.1 billion and early repaid £4.5 billion of its Term Funding Scheme (TFS) drawings, representing all of its 2020 TFS maturities. This has reduced the balance of FLS outstanding to £1 billion and the balance of TFS to £15.4 billion as at 31 December 2019.

The Group‘s liquidity coverage ratio (LCR) was 137 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2019, calculated on a consolidated basis based on the EU Delegated Act. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the ring-fenced bank and non ring-fenced bank entities.

The Group’s credit ratings continue to reflect its robust balance sheet, resilient underlying profitability and bail-in capital position. There were no changes to the ratings over 2019, although in November Moody’s revised the Group’s and Lloyds Bank plc’s outlooks to negative due to concern relating to the UK’s exit from the European Union. In March Fitch placed the majority of UK banks, including the Group’s entities, on Ratings Watch Negative before stabilising the ratings in December as future economic and political direction became clearer.

CAPITAL MANAGEMENT

Analysis of capital position

The Group’s pro forma CET1 capital build amounted to 207 basis points before PPI, and to 86 basis points after the in-year PPI charge, reflecting:

●
underlying capital build (198 basis points), including the dividend paid up by the Insurance business in February 2020 in relation to its 2019 earnings (18 basis points)

●
other movements (20 basis points), reflecting market movements and the continued optimisation of Commercial Banking risk-weighted assets, net of additional pension contributions and model updates

●
offset by a reduction of 121 basis points relating to the in-year PPI charge and 11 basis points relating to the impact of the implementation of IFRS 16 on risk-weighted assets

The Group’s capital position also benefitted by 34 basis points as a result of the cancellation of the remaining c.£650 million of the 2019 buyback programme, as announced in September 2019. The Group used 9 basis points of capital for the acquisition of Tesco Bank’s UK prime residential mortgage portfolio.

Overall the Group’s CET1 capital ratio is 15.0 per cent on a pro forma basis before ordinary dividends and 13.8 per cent on a pro forma basis after ordinary dividends (31 December 2018: 13.9 per cent pro forma, after ordinary dividends and incorporating the effects of the share buyback announced in February 2019).

Excluding the Insurance dividend paid in February 2020 the Group’s actual CET1 ratio is 13.6 per cent after ordinary dividends (31 December 2018: 14.6 per cent).

The accrual for foreseeable dividends reflects the recommended final ordinary dividend of 2.25 pence per share.

The transitional total capital ratio, after ordinary dividends, reduced to 21.3 per cent (21.5 per cent on a pro forma basis), largely reflecting the reduction in CET1 capital and the net reduction in AT1 capital instruments, partially offset by the reduction in risk-weighted assets.

The UK leverage ratio, after ordinary dividends, reduced from 5.6 per cent on a pro forma basis to 5.2 per cent on a pro forma basis, largely reflecting the reduction in the fully loaded tier 1 capital position, partially offset by a reduction in the exposure measure.

CAPITAL MANAGEMENT (continued)

Target capital ratio

The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties continues to be c.12.5 per cent plus a management buffer of c.1 per cent. This takes into account, amongst other things:

●
the minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets

●
the Group’s Pillar 2A set by the PRA. During the year the PRA reduced the Group’s Pillar 2A requirement from 4.7 per cent to 4.6 per cent of risk-weighted assets at 31 December 2019, of which 2.6 per cent must be met by CET1 capital

●
the capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets

●
the Group’s current countercyclical capital buffer (CCYB) requirement of 0.9 per cent of risk-weighted assets, which is set to increase following the FPC’s decision to increase the UK CCYB rate from 1.0 per cent to 2.0 per cent, effective from December 2020. In conjunction the PRA will consult during 2020 on a proposed reduction in Pillar 2A total capital requirements by 50 per cent of this increase in the CCYB, equivalent to reducing the Pillar 2A CET1 requirement by 28 per cent of the increase.

●
the RFB sub-group’s systemic risk buffer (SRB) of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level

●
the Group’s PRA Buffer, which the PRA sets after taking account of the results of the annual PRA stress test and other information, as well as outputs from the Group’s internal stress tests. The PRA requires the PRA Buffer itself to remain confidential between the Group and the PRA

Capital resources

An analysis of the Group’s capital position as at 31 December 2019 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis, as amended by provisions of the revised Capital Requirements Regulation (CRR II) that came into force in June 2019. In addition the Group’s capital position reflects the application of the transitional arrangements for IFRS 9.

The following table summarises the consolidated capital position of the Group.

CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
	At 31 Dec	At 31 Dec	At 31 Dec	At 31 Dec
	2019	2018	2019	2018
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	41,697	43,434	41,697	43,434
Adjustment to retained earnings for foreseeable dividends	(1,586)	(1,523)	(1,586)	(1,523)
Deconsolidation adjustments1	2,337	2,273	2,337	2,273
Adjustment for own credit	26	(280)	26	(280)
Cash flow hedging reserve	(1,504)	(1,051)	(1,504)	(1,051)
Other adjustments	247	(19)	247	(19)
	41,217	42,834	41,217	42,834
less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,179)	(3,667)	(4,179)	(3,667)
Prudent valuation adjustment	(509)	(529)	(509)	(529)
Excess of expected losses over impairment provisions and value adjustments	(243)	(27)	(243)	(27)
Removal of defined benefit pension surplus	(531)	(994)	(531)	(994)
Securitisation deductions	(185)	(191)	(185)	(191)
Significant investments1	(4,626)	(4,222)	(4,626)	(4,222)
Deferred tax assets	(3,200)	(3,037)	(3,200)	(3,037)
Common equity tier 1 capital	27,744	30,167	27,744	30,167
Additional tier 1
Other equity instruments	5,881	6,466	5,881	6,466
Preference shares and preferred securities2	4,127	4,008	–	–
Transitional limit and other adjustments	(2,474)	(1,804)	–	–
	7,534	8,670	5,881	6,466
less: deductions from tier 1
Significant investments1	(1,286)	(1,298)	–	–
Total tier 1 capital	33,992	37,539	33,625	36,633
Tier 2
Other subordinated liabilities2	13,003	13,648	13,003	13,648
Deconsolidation of instruments issued by insurance entities1	(1,796)	(1,767)	(1,796)	(1,767)
Adjustments for transitional limit and non-eligible instruments	2,278	1,504	(2,204)	(1,266)
Amortisation and other adjustments	(3,101)	(2,717)	(3,101)	(2,717)
	10,384	10,668	5,902	7,898
less: deductions from tier 2
Significant investments1	(960)	(973)	(2,246)	(2,271)
Total capital resources	43,416	47,234	37,281	42,260

Risk-weighted assets (unaudited)	203,431	206,366	203,431	206,366

Common equity tier 1 capital ratio3	13.6%	14.6%	13.6%	14.6%
Tier 1 capital ratio	16.7%	18.2%	16.5%	17.8%
Total capital ratio	21.3%	22.9%	18.3%	20.5%

1
For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (via ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.
3
The common equity tier 1 ratio is 13.8 per cent on a pro forma basis upon recognition of the dividend paid by the Insurance business in February 2020 in relation to its 2019 earnings (31 December 2018: 13.9 per cent pro forma, incorporating the effects of the share buyback announced in February 2019).

CAPITAL MANAGEMENT (continued)

Minimum requirement for own funds and eligible liabilities (MREL)
As the Group is not classified as a global systemically important bank (G-SIB) it is not directly subject to the CRR II MREL requirements that came into force in June 2019. However the Group remains subject to the Bank of England’s MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources from 1 January 2020.

Applying the Bank of England’s MREL SoP to current minimum capital requirements, the Group’s indicative MREL requirement, excluding regulatory capital and leverage buffers, is as follows:

●
from 1 January 2020, the higher of 2 times Pillar 1 plus Pillar 2A, equivalent to 20.6 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure

●
from 1 January 2022, the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 25.2 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

In addition, CET1 capital cannot be used to meet both MREL requirements and capital or leverage buffers.

The Bank of England will review the calibration of MREL in 2020 before setting final end-state requirements to be met from 2022. This review will take into consideration any changes to the capital framework, including the finalisation of the Basel III reforms.

An analysis of the Group’s current transitional MREL position is provided in the table below.

	Transitional2
	At 31 Dec	At 31 Dec
	2019	2018
	£m	£m

Total capital resources (transitional basis)	43,416	47,234
Ineligible AT1 and tier 2 instruments1	(874)	(613)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	24	–
Senior unsecured securities issued by Lloyds Banking Group plc	23,554	20,213
Total MREL resources2	66,120	66,834

Risk-weighted assets	203,431	206,366

MREL ratio3	32.5%	32.4%

Leverage exposure measure	654,387	663,277

MREL leverage ratio	10.1%	10.1%

1	Instruments with less than one year to maturity or governed under non-EEA law without a contractual bail-in clause.
2
Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL to the extent that such capital would count towards the Group's consolidated capital resources.

3
The MREL ratio is 32.6 per cent on a pro forma basis upon recognition of the dividend paid up by the Insurance business in February 2020 in relation to its 2019 earnings (31 December 2018: 32.6 per cent pro forma).

During 2019, the Group issued externally £3.5 billion (sterling equivalent) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL requirements. Combined with previous issuances made over the last few years the Group remains comfortably positioned to meet MREL requirements from 1 January 2020 and, as at 31 December 2019, had a transitional MREL ratio of 32.5 per cent of risk-weighted assets.

CAPITAL MANAGEMENT (continued)

Risk-weighted assets

	At 31 Dec	At 31 Dec
	2019	2018
	£m	£m

Foundation Internal Ratings Based (IRB) Approach	53,842	60,555
Retail IRB Approach	63,208	59,522
Other IRB Approach	18,544	15,666
IRB Approach	135,594	135,743
Standardised (STA) Approach	24,420	25,757
Credit risk	160,014	161,500
Counterparty credit risk	5,083	5,718
Contributions to the default fund of a central counterparty	210	830
Credit valuation adjustment risk	584	702
Operational risk	25,482	25,505
Market risk	1,790	2,085
Underlying risk-weighted assets	193,163	196,340
Threshold risk-weighted assets1	10,268	10,026
Total risk-weighted assets	203,431	206,366

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

Stress testing

The Group undertakes a wide-ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group conducted a macroeconomic stress test of the four year operating plan in the first quarter of the year.

The Group also participates in the UK wide Annual Cyclical Scenario stress tests run by the Bank of England. In the 2019 Bank of England stress test the Group exceeded the capital and leverage hurdles on a transitional basis after the application of management actions and was not required to take any action as a result of the test.

For the Annual Cyclical Scenario stress tests, the Bank of England has taken action to avoid an unwarranted de facto increase in capital requirements that could result from the interaction of IFRS 9. Under this scenario, the stress hurdle rates for banks participating in the exercise are adjusted to recognise the additional resilience provided by the earlier provisions taken under IFRS 9. The Bank of England is considering options for a more enduring treatment of IFRS 9 provisions in the capital framework and alternative options will be explored further during the 2020 Bank of England annual stress test.

Leverage ratio

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●
a minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

●
a countercyclical leverage buffer (CCLB) of 0.3 per cent of the total leverage exposure measure

●
an additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level.

CAPITAL MANAGEMENT (continued)
The countercyclical leverage buffer is set to increase in proportion to the increase in the countercyclical capital buffer following the FPC’s decision to increase the UK CCYB rate to 2.0 per cent, effective from December 2020. At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.
The table below summarises the component parts of the Group’s leverage ratio.

	Fully loaded
	At 31 Dec	At 31 Dec
	2019	2018
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	27,744	30,167
Additional tier 1 capital	5,881	6,466
Total tier 1 capital	33,625	36,633

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	26,369	23,595
Securities financing transactions	67,424	69,301
Loans and advances and other assets	740,100	704,702
Total assets	833,893	797,598

Qualifying central bank claims	(49,590)	(50,105)

Deconsolidation adjustments1
Derivative financial instruments	(1,293)	(1,376)
Securities financing transactions	(334)	(487)
Loans and advances and other assets	(167,410)	(130,048)
Total deconsolidation adjustments	(169,037)	(131,911)

Derivatives adjustments
Adjustments for regulatory netting	(11,298)	(8,828)
Adjustments for cash collateral	(12,551)	(10,536)
Net written credit protection	458	539
Regulatory potential future exposure	16,337	18,250
Total derivatives adjustments	(7,054)	(575)

Securities financing transactions adjustments	1,164	40
Off-balance sheet items	53,191	56,393
Regulatory deductions and other adjustments	(8,180)	(8,163)

Total exposure measure2	654,387	663,277
Average exposure measure3	667,433

UK Leverage ratio2,5	5.1%	5.5%
Average UK leverage ratio3	5.0%

CRD IV exposure measure4	703,977	713,382
CRD IV leverage ratio4	4.8%	5.1%

1
Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

2	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.
3
The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2019 to 31 December 2019). The average of 5.0 per cent compares to 4.9 per cent at the start and 5.1 per cent at the end of the quarter.

4	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.
5
The UK leverage ratio is 5.2 per cent on a pro forma basis upon recognition of the dividend paid up by the Insurance business in February 2020 in relation to its 2019 earnings (31 December 2018: 5.6 per cent pro forma).

CAPITAL MANAGEMENT (continued)

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 31 Dec	At 31 Dec
	2019	2018

Common equity tier 1 (£m)	27,002	29,592
Transitional tier 1 (£m)	33,249	36,964
Transitional total capital (£m)	43,153	47,195
Total risk-weighted assets (£m)	203,083	206,614
Common equity tier 1 ratio (%)	13.3%	14.3%
Transitional tier 1 ratio (%)	16.4%	17.9%
Transitional total capital ratio (%)	21.2%	22.8%
UK leverage ratio exposure measure (£m)	653,643	663,182
UK leverage ratio (%)	5.0%	5.4%

The Group has opted to apply paragraph 4 of CRR Article 473a (the ‘transitional rules’) which allows for additional capital relief in respect of any post 1 January 2018 increase in Stage 1 and Stage 2 IFRS 9 expected credit loss provisions (net of regulatory expected losses) during the transition period. As at 31 December 2019 no additional capital relief has been recognised.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		2019	20181
	Note	£m	£m

Interest and similar income		16,861	16,349
Interest and similar expense		(6,681)	(2,953)
Net interest income		10,180	13,396
Fee and commission income		2,756	2,848
Fee and commission expense		(1,350)	(1,386)
Net fee and commission income		1,406	1,462
Net trading income		18,288	(3,876)
Insurance premium income		9,574	9,189
Other operating income		2,908	1,920
Other income		32,176	8,695
Total income		42,356	22,091
Insurance claims		(23,997)	(3,465)
Total income, net of insurance claims		18,359	18,626
Regulatory provisions		(2,895)	(1,350)
Other operating expenses		(9,775)	(10,379)
Total operating expenses		(12,670)	(11,729)
Trading surplus		5,689	6,897
Impairment		(1,296)	(937)
Profit before tax		4,393	5,960
Tax expense	3	(1,387)	(1,454)
Profit for the year		3,006	4,506

Profit attributable to ordinary shareholders		2,459	3,975
Profit attributable to other equity holders		466	433
Profit attributable to equity holders		2,925	4,408
Profit attributable to non-controlling interests		81	98
Profit for the year		3,006	4,506

Basic earnings per share	4	3.5p	5.5p
Diluted earnings per share	4	3.4p	5.5p

1	Restated, see note 1.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2019	20181
	£m	£m

Profit for the year	3,006	4,506
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(1,433)	167
Tax	316	(47)
	(1,117)	120
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	–	(97)
Tax	12	22
	12	(75)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	(419)	533
Tax	113	(144)
	(306)	389

Share of other comprehensive income of associates and joint ventures	–	8

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(30)	(37)
Income statement transfers in respect of disposals	(196)	(275)
Impairment recognised in the income statement	(1)	–
Tax	71	119
	(156)	(193)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	1,209	234
Net income statement transfers	(608)	(701)
Tax	(148)	113
	453	(354)
Currency translation differences (tax: nil)	(12)	(8)
Other comprehensive income for the year, net of tax	(1,126)	(113)
Total comprehensive income for the year	1,880	4,393

Total comprehensive income attributable to ordinary shareholders	1,333	3,862
Total comprehensive income attributable to other equity holders	466	433
Total comprehensive income attributable to equity holders	1,799	4,295
Total comprehensive income attributable to non-controlling interests	81	98
Total comprehensive income for the year	1,880	4,393

1	Restated, see note 1.

CONSOLIDATED BALANCE SHEET

	At 31 Dec	At 31 Dec
	20191	2018
	£m	£m

Assets
Cash and balances at central banks	55,130	54,663
Items in the course of collection from banks	313	647
Financial assets at fair value through profit or loss	160,189	158,529
Derivative financial instruments	26,369	23,595
Loans and advances to banks	9,775	6,283
Loans and advances to customers	494,988	484,858
Debt securities	5,544	5,238
Financial assets at amortised cost	510,307	496,379
Financial assets at fair value through other comprehensive income	25,092	24,815
Investments in joint ventures and associates	304	91
Goodwill	2,324	2,310
Value of in-force business	5,558	4,762
Other intangible assets	3,808	3,347
Property, plant and equipment	13,104	12,300
Current tax recoverable	7	5
Deferred tax assets	2,666	2,453
Retirement benefit assets	681	1,267
Assets arising from reinsurance contracts held	23,567	7,860
Other assets	4,474	4,575
Total assets	833,893	797,598

1	Reflects the implementation of IFRS16, see note 1.

CONSOLIDATED BALANCE SHEET (continued)

	At 31 Dec	At 31 Dec
	20191	2018
Equity and liabilities	£m	£m

Liabilities
Deposits from banks	28,179	30,320
Customer deposits	421,320	418,066
Items in course of transmission to banks	373	636
Financial liabilities at fair value through profit or loss	21,486	30,547
Derivative financial instruments	25,779	21,373
Notes in circulation	1,079	1,104
Debt securities in issue	97,689	91,168
Liabilities arising from insurance contracts and participating investment contracts	111,449	98,874
Liabilities arising from non-participating investment contracts	37,459	13,853
Other liabilities	20,333	19,633
Retirement benefit obligations	257	245
Current tax liabilities	187	377
Deferred tax liabilities	44	–
Other provisions	3,323	3,547
Subordinated liabilities	17,130	17,656
Total liabilities	786,087	747,399

Equity
Share capital	7,005	7,116
Share premium account	17,751	17,719
Other reserves	13,695	13,210
Retained profits	3,246	5,389
Shareholders’ equity	41,697	43,434
Other equity instruments	5,906	6,491
Total equity excluding non-controlling interests	47,603	49,925
Non-controlling interests	203	274
Total equity	47,806	50,199
Total equity and liabilities	833,893	797,598

1	Reflects the implementation of IFRS16, see note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2019	24,835	13,210	5,389	43,434	6,491	274	50,199
Comprehensive income
Profit for the year	–	–	2,925	2,925	–	81	3,006
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,117)	(1,117)	–	–	(1,117)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(156)	–	(156)	–	–	(156)
Equity shares	–	12	–	12	–	–	12
Gains and losses attributable to own credit risk, net of tax	–	–	(306)	(306)	–	–	(306)
Movements in cash flow hedging reserve, net of tax	–	453	–	453	–	–	453
Currency translation differences (tax: £nil)	–	(12)	–	(12)	–	–	(12)
Total other comprehensive income	–	297	(1,423)	(1,126)	–	–	(1,126)
Total comprehensive income	–	297	1,502	1,799	–	81	1,880
Transactions with owners
Dividends	–	–	(2,312)	(2,312)	–	(138)	(2,450)
Distributions on other equity instruments	–	–	(466)	(466)	–	–	(466)
Issue of ordinary shares	107	–	–	107	–	–	107
Share buyback	(189)	189	(1,095)	(1,095)	–	–	(1,095)
Redemption of preference shares	3	(3)	–	–	–	–	–
Issue of other equity instruments	–	–	(3)	(3)	896	–	893
Redemptions of other equity instruments	–	–	–	–	(1,481)	–	(1,481)
Movement in treasury shares	–	–	(3)	(3)	–	–	(3)
Value of employee services:
Share option schemes	–	–	71	71	–	–	71
Other employee award schemes	–	–	165	165	–	–	165
Changes in non-controlling interests	–	–	–	–	–	(14)	(14)
Total transactions with owners	(79)	186	(3,643)	(3,536)	(585)	(152)	(4,273)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	2	(2)	–	–	–	–
Balance at 31 December 2019	24,756	13,695	3,246	41,697	5,906	203	47,806

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2018	24,831	13,553	3,976	42,360	5,355	237	47,952
Comprehensive income
Profit for the year1	–	–	4,408	4,408	–	98	4,506
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	120	120	–	–	120
Share of other comprehensive income of joint ventures and associates	–	–	8	8	–	–	8
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(193)	–	(193)	–	–	(193)
Equity shares	–	(75)	–	(75)	–	–	(75)
Gains and losses attributable to own credit risk, net of tax	–	–	389	389	–	–	389
Movements in cash flow hedging reserve, net of tax	–	(354)	–	(354)	–	–	(354)
Currency translation differences (tax: £nil)	–	(8)	–	(8)	–	–	(8)
Total other comprehensive income	–	(630)	517	(113)	–	–	(113)
Total comprehensive income	–	(630)	4,925	4,295	–	98	4,393
Transactions with owners
Dividends	–	–	(2,240)	(2,240)	–	(61)	(2,301)
Distributions on other equity instruments1	–	–	(433)	(433)	–	–	(433)
Issue of ordinary shares	162	–	–	162	–	–	162
Share buyback	(158)	158	(1,005)	(1,005)	–	–	(1,005)
Issue of other equity instruments	–	–	(5)	(5)	1,136	–	1,131
Movement in treasury shares	–	–	40	40		–	40
Value of employee services:							–
Share option schemes	–	–	53	53	–	–	53
Other employee award schemes	–	–	207	207	–	–	207
Total transactions with owners	4	158	(3,383)	(3,221)	1,136	(61)	(2,146)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	129	(129)	–	–	–	–
Balance at 31 December 2018	24,835	13,210	5,389	43,434	6,491	274	50,199

1	Restated, see note 1.

CONSOLIDATED CASH FLOW STATEMENT

	2019	2018
	£m	£m

Profit before tax	4,393	5,960
Adjustments for:
Change in operating assets	(11,049)	(4,472)
Change in operating liabilities	3,642	(8,673)
Non-cash and other items	15,573	(2,892)
Tax paid	(1,278)	(1,030)
Net cash provided by (used in) operating activities	11,281	(11,107)
Cash flows from investing activities
Purchase of financial assets	(9,730)	(12,657)
Proceeds from sale and maturity of financial assets	9,631	26,806
Purchase of fixed assets	(3,442)	(3,514)
Proceeds from sale of fixed assets	1,432	1,334
Acquisition of businesses, net of cash acquired	(21)	(49)
Disposal of businesses, net of cash disposed	–	1
Net cash (used in) provided by investing activities	(2,130)	11,921
Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,312)	(2,240)
Distributions on other equity instruments	(466)	(433)
Dividends paid to non-controlling interests	(138)	(61)
Interest paid on subordinated liabilities	(1,178)	(1,268)
Proceeds from issue of subordinated liabilities	–	1,729
Proceeds from issue of other equity instruments	893	1,131
Proceeds from issue of ordinary shares	36	102
Share buyback	(1,095)	(1,005)
Repayment of subordinated liabilities	(818)	(2,256)
Redemption of other equity instruments	(1,481)	–
Net cash used in financing activities	(6,559)	(4,301)
Effects of exchange rate changes on cash and cash equivalents	(5)	3
Change in cash and cash equivalents	2,587	(3,484)
Cash and cash equivalents at beginning of year	55,224	58,708
Cash and cash equivalents at end of year	57,811	55,224

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 31 December 2019 is £49 million (31 December 2018: £40 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.
Accounting policies, presentation and estimates

These condensed consolidated financial statements as at and for the year to 31 December 2019 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2019 Annual Report and Accounts will be available on the Group’s website and upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2018 Annual Report and Accounts.

The Group adopted IFRS 16 Leases from 1 January 2019. IFRS 16 replaces IAS 17 Leases and addresses the classification and measurement of all leases. The Group’s accounting as a lessor under IFRS 16 is substantially unchanged from its approach under IAS 17; however for lessee accounting there is no longer a distinction between the accounts for finance and operating leases. For all assets the lessee recognises a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the lessee’s incremental borrowing rate. Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. Payments associated with leases with a lease term of 12 months or less and leases of low-value assets are recognised as an expense in profit or loss on a straight-line basis.

The Group elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at 1 January 2019, comparatives have therefore not been restated. There was no impact on shareholders' equity.

The Group has also implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously taken directly to retained profits, is reported within tax expense in the income statement. Comparatives have been restated. Adoption of these amendments to IAS 12 has resulted in a reduction in tax expense and an increase in profit for the year in 2019 of £115 million (2018: £106 million). There is no impact on shareholders' equity or on earnings per share.

The Group has early adopted the hedge accounting amendments Interest Rate Benchmark Reform, issued by the IASB as a response to issues arising from the planned replacement of interest rate benchmarks in a number of jurisdictions. The amendments confirm that entities applying hedge accounting can continue to assume that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of the uncertainties of the interest rate benchmark reform. Comparatives have not been restated.

The Group’s accounting policies are set out in full in the 2019 Annual Report and Accounts.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

02.
Critical accounting judgements and estimates

At 31 December 2019 the Group’s expected credit loss allowance (ECL) was £3,455 million (31 December 2018: £3,362 million), of which £3,278 million (31 December 2018: £3,169 million) was in respect of drawn balances.

The calculation of the Group’s ECL allowances and its provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. In particular, the measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. In order to do this, the Group has developed an economic model to project a wide range of key impairment drivers using information derived mainly from external sources. These drivers include factors such as the unemployment rate, the house price index, commercial property prices and corporate credit spreads. The model-generated economic scenarios for the six years beyond 2019 are mapped to industry-wide historical loss data by portfolio. Combined losses across portfolios are used to rank the scenarios by severity of loss. Alongside a defined central scenario three further scenarios are generated by averaging a group of individual scenarios around specified points along the loss distribution to reflect the range of outcomes. The central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also produced together with a severe downside scenario. Rare occurrences of adverse economic events can lead to relatively large credit losses which means that typically the most likely outcome is less than the probability-weighted outcome of the range of possible future events. To allow for this a relatively unlikely severe downside scenario is therefore included. At 31 December 2018 and 31 December 2019, the base case, upside and downside scenarios each carry a 30 per cent weighting; the severe downside scenario is weighted at 10 per cent. The choice of alternative scenarios and scenario weights is a combination of quantitative analysis and judgemental assessment to ensure that the full range of possible outcomes and material non-linearity of losses are captured.

For each major product grouping models have been developed which utilise historical credit loss data to produce probabilities of default (PDs) for each scenario; an overall weighted-average PD is used to assist in determining the staging of financial assets and related ECL.

The key UK economic assumptions made by the Group averaged over a five-year period are shown below:

Economic assumptions

	Base case	Upside	Downside	Severe downside
	%	%	%	%

At 31 December 2019
Interest rate	1.25	2.04	0.49	0.11
Unemployment rate	4.3	3.9	5.8	7.2
House price growth	1.3	5.0	(2.6)	(7.1)
Commercial real estate price growth	(0.2)	1.8	(3.8)	(7.1)

At 31 December 2018
Interest rate	1.25	2.34	1.30	0.71
Unemployment rate	4.5	3.9	5.3	6.9
House price growth	2.5	6.1	(4.8)	(7.5)
Commercial real estate price growth	0.4	5.3	(4.7)	(6.4)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
Critical accounting judgements and estimates (continued)

The Group’s base-case economic scenario has changed little over the year and reflects a broadly stable outlook for the economy. Although there remains uncertainty about the economic consequences of the UK’s exit from the European Union, the Group considers that at this stage the range of possible outcomes is adequately reflected in its choice and weighting of scenarios. The averages shown below do not fully reflect the peak to trough changes in the stated assumptions over the period. The tables below illustrate the variability of the assumptions from the start of the scenario period to the peak and trough.

Economic assumptions – start to peak

	Base case	Upside	Downside	Severe downside
	%	%	%	%

At 31 December 2019
Interest rate	1.75	2.56	0.75	0.75
Unemployment rate	4.6	4.6	6.9	8.3
House price growth	6.0	26.3	(1.9)	(2.3)
Commercial real estate price growth	0.1	10.4	(0.6)	(1.1)

At 31 December 2018
Interest rate	1.75	4.00	1.75	1.25
Unemployment rate	4.8	4.3	6.3	8.6
House price growth	13.7	34.9	0.6	(1.6)
Commercial real estate price growth	0.1	26.9	(0.5)	(0.5)

Economic assumptions – start to trough

	Base case	Upside	Downside	Severe downside
	%	%	%	%

At 31 December 2019
Interest rate	0.75	0.75	0.35	0.01
Unemployment rate	3.8	3.4	3.9	3.9
House price growth	(1.9)	(0.8)	(14.8)	(33.1)
Commercial real estate price growth	(0.9)	0.3	(17.5)	(30.9)

At 31 December 2018
Interest rate	0.75	0.75	0.75	0.25
Unemployment rate	4.1	3.5	4.3	4.2
House price growth	0.4	2.3	(26.5)	(33.5)
Commercial real estate price growth	(0.1)	0.0	(23.8)	(33.8)

The following table shows the extent to which a higher ECL allowance has been recognised to take account of forward looking information from the weighted multiple economic scenarios. The most significant difference between these bases arises on UK mortgages as the probability weighted ECL includes the impact of house price movements on the loss given default. For other portfolios adjustment is made only for the probability of default. All non-modelled provisions, including post model adjustments, are based on the probability weighted modelled ECL across all scenarios.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
Critical accounting judgements and estimates (continued)

Impact of multiple economic scenarios

	At 31 December 2019			At 31 December 2018
	Base	Probability		Base	Probability
	case	-weighted	Difference	case	-weighted	Difference
	£m	£m	£m	£m	£m	£m

UK mortgages	464	569	105	253	460	207
Other Retail	1,492	1,521	29	1,294	1,308	14
Commercial	1,258	1,315	57	1,472	1,513	41
Other	50	50	–	81	81	–
	3,264	3,455	191	3,100	3,362	262

The table below shows the Group’s expected credit loss for the upside and downside scenarios using a 100 per cent weighting, with stage allocation based on each specific scenario.

	At 31 December 2019		At 31 December 2018
	Upside	Downside	Upside	Downside
	£m	£m	£m	£m

ECL allowance	3,001	3,677	2,775	3,573

The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged. The changes to HPI and the unemployment rate have been phased in to the forward-looking economic outlook over three years.

The table below shows the impact on the Group’s ECL resulting from a decrease/increase in Loss Given Default for a 10 percentage point (pp) increase/decrease in the UK House Price Index (HPI).

	At 31 December 2019		At 31 December 2018
	10pp	10pp	10pp	10pp
	increase	decrease	increase	decrease
	in HPI	in HPI	in HPI	in HPI
	£m	£m	£m	£m

ECL impact	(110)	147	(114)	154

The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase/decrease in the UK unemployment rate.

	At 31 December 2019		At 31 December 2018
	1pp	1pp	1pp	1pp
	increase in	decrease in	increase in	decrease in
	unemployment	unemployment	unemployment	unemployment
			£m	£m

ECL impact	141	(143)	172	(155)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.
Taxation

The UK corporation tax rate for the year was 19 per cent (2018: 19 per cent). An explanation of the relationship between tax expense and accounting profit is set out below:

	2019	20181
	£m	£m

Profit before tax	4,393	5,960
UK corporation tax thereon	(835)	(1,132)
Impact of surcharge on banking profits	(364)	(409)
Non-deductible costs: conduct charges	(370)	(101)
Non-deductible costs: bank levy	(43)	(43)
Other non-deductible costs	(121)	(90)
Non-taxable income	40	87
Tax relief on coupons on other equity instruments	89	83
Tax-exempt gains on disposals	102	124
Recognition (derecognition) of losses that arose in prior years	18	(9)
Remeasurement of deferred tax due to rate changes	(6)	32
Differences in overseas tax rates	(14)	6
Policyholder tax	(67)	(62)
Policyholder deferred tax asset in respect of life assurance expenses	(53)	73
Adjustments in respect of prior years	237	(13)
Tax expense	(1,387)	(1,454)

1	Restated, see note 1.

During the December 2019 election campaign, the UK government stated its intention to maintain the corporation tax rate at 19 per cent on 1 April 2020. Had this rate change been substantively enacted at 31 December 2019, the effect would have been to increase net deferred tax assets by c.£300 million.

4.
Earnings per share

	2019	20181
	£m	£m

Profit attributable to equity shareholders – basic and diluted	2,459	3,975

1	Restated, see note 1.

p
	2019	2018
	million	million

Weighted average number of ordinary shares in issue – basic	70,603	71,638
Adjustment for share options and awards	682	641
Weighted average number of ordinary shares in issue – diluted	71,285	72,279

Basic earnings per share	3.5p	5.5p
Diluted earnings per share	3.4p	5.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.
Provisions for liabilities and charges

Payment protection insurance (excluding MBNA)
The Group increased the provision for PPI costs by a further £2,450 million in the year ended 31 December 2019, bringing the total amount provided to £21,875 million.

The PPI provision charge of £2,450 million was largely due to the significant increase in PPI information requests (PIRs) leading up to the deadline for submission of claims on 29 August 2019, and also reflects costs relating to complaints received from the Official Receiver as well as administration costs. An initial review of around 60 per cent of the five million PIRs received in the run-up to the PPI deadline has been undertaken, with the conversion rate remaining low, and consistent with the provision assumption of around 10 per cent. The Group has reached final agreement with the Official Receiver.

At 31 December 2019, a provision of £1,578 million remained unutilised relating to complaints and associated administration costs excluding amounts relating to MBNA. Total cash payments were £2,201 million during the year ended 31 December 2019.

Sensitivities
The total amount provided for PPI represents the Group’s best estimate of the likely future cost. A number of risks and uncertainties remain including processing the remaining PIRs and outstanding complaints. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. These may also be impacted by any further regulatory changes and potential additional remediation arising from the continuous improvement of the Group’s operational practices.

For every one per cent increase in PIR conversion rate on the stock as at the industry deadline, the Group would expect an additional charge of approximately £100 million.

Payment protection insurance (MBNA)
MBNA increased its PPI provision by £367 million in the year ended 31 December 2019 but the Group’s exposure continues to remain capped at £240 million under the terms of the sale and purchase agreement.
.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.
Provisions for liabilities and charges (continued)

Other provisions for legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2019 the Group charged a further £445 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2019 was £528 million (31 December 2018: £861 million). The most significant items are as follows.

Arrears handling related activities
The Group has provided an additional £188 million in the year ended 31 December 2019 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £981 million. The Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

Packaged bank accounts
The Group had provided a total of £795 million up to 31 December 2018 in respect of complaints relating to alleged mis-selling of packaged bank accounts, with no further amounts provided during the year ended 31 December 2019. A number of risks and uncertainties remain, particularly with respect to future volumes.

Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers received from customers in Austria and Italy. The industry-wide issue regarding notification of contractual 'cooling off' periods continued to lead to an increasing number of claims in 2016 and 2017.  Whilst complaint volumes have declined, new litigation claim volumes per month have remained fairly constant throughout 2019. Up to 31 December 2019 the Group had provided a total of £656 million. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result, the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading – review
The Group has now completed its compensation assessment for all 71 business customers within the customer review, with more than 98 per cent of these offers to individuals accepted. In total, more than £100 million in compensation has been offered to victims of the HBOS Reading fraud prior to the publication of Sir Ross Cranston’s independent quality assurance review of the customer review, of which £94 million has so far been accepted, in addition to £9 million for ex-gratia payments and £6 million for the re-imbursements of legal fees. Sir Ross’s review was concluded on 10 December 2019 and made a number of recommendations, including a re-assessment of direct and consequential losses by an independent panel. The Group has committed to implementing Sir Ross’s recommendations in full. In addition, further ex gratia payments of £35,000 have been made to 200 individuals in recognition of the additional delay which will be caused whilst the Group takes steps to implement Sir Ross’s recommendations. It is not possible to estimate at this stage what the financial impact will be.

HBOS Reading - FCA investigation
The FCA’s investigation into the events surrounding the discovery of misconduct within the Reading-based Impaired Assets team of HBOS has concluded. The Group has settled the matter with the FCA and paid a fine of £45.5 million, as per the FCA’s final notice dated 21 June 2019.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.
Contingent liabilities and commitments

Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation (as described below) which involves card schemes such as Visa and Mastercard. However, the Group is a member / licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

●
litigation brought by retailers against both Visa and Mastercard continues in the English Courts (and includes appeals heard by the Supreme Court, judgment awaited); and
●
litigation brought on behalf of UK consumers in the English Courts against Mastercard.

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016.  These arrangements cap the maximum amount of liability to which the Group may be subject, and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016.

LIBOR and other trading rates
In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies' submissions to the British Bankers' Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019. The Group continues to cooperate with various other government and regulatory authorities, including a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs' claims have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale.

UK shareholder litigation
In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. Judgment was delivered on 15 November 2019.  The Group and former directors successfully defended the claims.  The claimants have sought permission to appeal.  It is currently not possible to determine the ultimate impact on the Group (if any).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.
Contingent liabilities and commitments (continued)

Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim for group relief of losses. If HMRC’s position is found to be correct, management estimate that this would result in an increase in current tax liabilities of approximately £800 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £250 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Mortgage arrears handling activities- FCA investigation
On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group's mortgage arrears handling activities. It is not currently possible to make a reliable assessment of any liability resulting from the investigation including any financial penalty.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.
Dividends on ordinary shares

The directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 2.25 pence per share (2018: 2.14 pence per share) totalling £1,586 million. These financial statements do not reflect the recommended dividend.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividends are:

Shares quoted ex-dividend	16 April 2020

Record date	17 April 2020

Final date for joining or leaving the dividend reinvestment plan	4 May 2020

Dividends paid	27 May 2020

In May 2019 the Group announced that it will move to the payment of quarterly dividends in 2020, with the first quarterly dividend in respect of Q1 2020 payable in June 2020. The new approach will be to adopt three equal interim ordinary dividend payments for the first three quarters of the year followed by, subject to performance, a larger final dividend for the fourth quarter of the year. The first three quarterly payments, payable in June, September and December will be 20 per cent of the previous year’s total ordinary dividend per share. The fourth quarter payment will be announced with the full year results, with the amount continuing to deliver a full year dividend payment that reflects the Group’s financial performance and its objective of a progressive and sustainable ordinary dividend. The final dividend will continue to be paid in May, following approval at the AGM. The Group believes that this approach will provide a more regular flow of dividend income to all shareholders whilst accelerating the receipt of payments.

The key dates for the payment of the three interim dividends are:

First interim dividend

Shares quoted ex-dividend	4 June 2020
Record date	5 June 2020
Final date for joining or leaving the dividend reinvestment plan	19 June 2020
Dividends paid	30 June 2020

Second interim dividend

Shares quoted ex-dividend	6 August 2020
Record date	7 August 2020
Final date for joining or leaving the dividend reinvestment plan	21 August 2020
Dividends paid	14 September 2020

Third interim dividend

Shares quoted ex-dividend	5 November 2020
Record date	6 November 2020
Final date for joining or leaving the dividend reinvestment plan	20 November 2020
Dividends paid	11 December 2020

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.
Other information

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2019 will be published on the Group’s website. The report of the auditor on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not include a statement under sections 498(2) or 498(3) of the Act. The statutory accounts for the year ended 31 December 2018 have been filed with the Registrar of Companies.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report or Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

SUMMARY OF ALTERNATIVE PERFORMANCE MEASURES

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Business as usual costs	Operating costs, less investment expensed and depreciation
Cost:income ratio	Total costs as a percentage of net income calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Loan to deposit ratio	Loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements on an underlying basis
Jaws	The difference between the period on period percentage change in net income and the period on period change in total costs calculated on an underlying basis
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity
Statutory profit after tax adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Trading surplus	Underlying profit before impairment charge
Underlying, ‘or above the line’ profit	Statutory profit adjusted for certain items as detailed in the Basis of Presentation
Underlying return on tangible equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
External Relations Director
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Media Relations
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20 February 2020